Form 10-K405, Exhibit 13
period 1996-12-31
NORTH AMERICAN MORTGAGE CO
filed 1997-03-31
CIK 882261

[INSIDE FRONT COVER]
CONTENTS

Letter to Stockholders                 2
Financial Highlights                   4
Positioned for Profits                 5
Financials                            17
Corporate Directory                   48
Stockholder Information               49

COMPANY OVERVIEW
North American Mortgage Company is a leading U.S. mortgage banker funding $9.5 billion in loans for the purchase or refinance of homes in 1996 and operating more than 100 loan production offices in 32 states. The Company is the nationOs third largest independent mortgage banker and ranks in the top dozen of all home mortgage lenders It offers a wide array of loan products and programs to consumers realty brokers, mortgage brokers and builders, and in addition provides related financial products, including home equity credit and full lines of insurance. The Company also services Mortgage loans and ended 1996 with a servicing portfolio of $13.3 billion.

[PHOTO]

TO OUR STOCKHOLDERS

During the past year, North American Mortgage Company completed the investment phase of the corporate strategy we developed to strengthen, diversify and grow the Company. Many key initiatives are now fully implemented and others are well underway. We believe that, due to strategic decisions and additional investments made during the past two years, the Company is well positioned to succeed in todayOs difficult mortgage-banking environment.

In 1996, the strong housing market and relatively favorable interest rate environment spurred consumer loan demand, resulting in an estimated $785 billion in new residential mortgage originations. This growth in volume, however, was accompanied by continued consolidation within the industry and severe price competition. In this highly charged environment, your Company increased its loan fundings by 26 percent over 1995, to $9.5 billion. Earnings for the year were $2.30 per share despite price competition and continued start-up costs associated with strategic investments. We believe that, with initiatives on course, investments made and major expansions complete, we will be able to compete effectively in 1997.

The recent trend toward consolidation in our industry shows no signs of abating. Commercial banks have become major players in the mortgage market through banking industry consolidation and the acquisition of independent mortgage companies. North American Mortgage Company faces larger and more powerful competitors than ever before. Fewer companies control more of the market. At the beginning of the decade, the combined market shares of the 25 largest originators accounted for little more than one-quarter of the total, while in 1996 the same group captured nearly 40 percent. Consolidation has also resulted in price competition, driving the CompanyOs price subsidies to borrowers to an average of 35 basis points on loans originated in 1996, compared with 32 basis points in 1995 and 22 basis points in 1994.

As these statistics demonstrate, mortgage banking today is an enterprise that demands new thinking. North American Mortgage Company has considered carefully how best to compete under these evolving conditions, and we have taken specific strategic actions to deal with each of the challenges presented by our industry. We have met our challenges by strengthening our core business of mortgage origination; by entering related businesses where we can leverage our expertise and resources; by reducing our production costs through hub-and-spoke processing between branches and satellites; and by investing in people and technology. Each of these actions merits discussion, and each should strengthen our competitive position in 1997.

STRENGTHENING OUR CORE BUSINESS North American Mortgage Company has gained capacity through expanded operations and a continuing push for efficiencies, with a focus on processing. From our origins in California, your Company has sought and achieved a national presence that allows us to take full advantage of the regional nature of business cycles, expanding where the local economy is growing. With 109 offices in 32 states in every region of the country, our expansion drive is now complete. We have also worked to become a more efficient producer with the full implementation of our re-engineered loan processing system, developed in consultation with Coopers & Lybrand.

ENTERING RELATED BUSINESSES In todayOs competitive climate, a broad market presence and efficient operations cannot, in themselves, ensure the continued financial health of your Company. We are engaged in ongoing evaluation of and entry into closely related businesses that draw on our core competencies as mortgage bankers, businesses where we can capitalize on our existing distribution network and physical and technological infrastructure. We look for opportunities in higher-margin businesses that will generate additional revenue streams and that will offset the cycles of the mortgage industry. In prior years, we took the first steps of introducing insurance, home equity and credit card products.

In 1996, we made an important decision to enter subprime lending, which offers considerably higher profit margins than conventional mortgage lending. After examining alternatives, we inaugurated this highly promising venture in a strategic alliance with a major subprime securitizer, ContiMortgage, a subsidiary of ContiFinancial. Following a pilot phase in seven of our branches during the fourth quarter of 1996, we are now rolling out the subprime program across the Company and we expect to complete implementation in our wholesale branches during the first quarter of 1997.

During 1996, the Company decided to securitize mortgage loans that exceed Fannie Mae and Freddie Mac guidelines in order to offer desirable products with more timely approvals and consistent pricing and underwriting standards than are possible under sale to a loan conduit. We intend to sponsor our first securitization in the second quarter of 1997.

We also introduced an affinity program with United Airlines that offers members of UnitedOs frequent flier program miles for mortgages, and we are actively investigating similar programs with market leaders in travel and other industry sectors.

REDUCING PRODUCTION COSTS In addition to expanding our reach during the past year, we continued to seek ways to lower production costs. Beginning in wholesale branches, we experimented with a hub-and-spoke transaction model in which full-service branches within a region carry out the processing and underwriting functions for loan applications generated by satellite offices. We then expanded the model to selected retail branches. Our retail branches now support processing for more than 50 satellites. We are currently analyzing the existing branch network to identify additional locations where hub-and-spoke linkages will generate further savings.

INVESTING IN PEOPLE AND TECHNOLOGY In tandem with our geographical expansion and cost-saving initiatives, we have invested significant resources in recruiting, training and retaining top employees and adding important new technological tools. These investments are now complete and we look forward to profiting from them in the years to come.

In addition to inaugurating and following through on its strategic initiatives, North American Mortgage Company continues to pay close attention to financial fundamentals. Our balance sheet remains strong; we have a current warehouse line of credit of $1 billion; our investment-grade debt ratings were affirmed by the rating agencies; and we continue to enjoy good financial liquidity.

Despite the challenges of the increasingly competitive lending environment, we believe that 1997 will offer many opportunities to North American Mortgage Company. The economy is healthy, and consumer confidence is high - both primary determinants for home purchase decisions. Your Company is now positioned to benefit from the initiatives we have implemented and the investments we have made. We thank you for your support during this period of building, and we look forward to rewarding your confidence in 1997.



[s/John F. Farrell, Jr.]                [s/Terrance G. Hodel]
John F. Farrell, Jr                     Terrance G. Hodel
Chairman of the Board                   President
Chief Executive Officer                 Chief Operating Officer

March 14, 1997

FINANCIAL HIGHLIGHTS

Years ended December 31,            1996      1995      1994      1993
----------------------------------------------------------------------
-
Loan production In millions     $9,473     $7,495    $9,755    $17,607
Servicing portfolio
In millions                    $13,293    $14,109   $14,839    $17,280
Net income In thousands        $32,953    $40,455    $8,182    $47,694
Total assets In thousands     $853,657   $746,368  $765,374 $1,627,843
StockholdersO equity
In thousands                  $203,401   $193,144  $153,105   $165,380
Net income per share             $2.30      $2.69     $0.53      $3.17
Average shares outstanding
In thousands                    14,317     15,039    15,480     15,035

NORTH AMERICAN MORTGAGE COMPANY

POSITIONED FOR PROFITS

In 1996, North American Mortgage Company increased originations by 26 percent to $9.5 billion, while implementing initiatives designed to increase profits in 1997 and beyond. As we continue to compete effectively in a mortgage-banking environment characterized by fewer major players and greater price competition, we know that long-term success depends on maintaining a solid foundation in our core business, entering promising new businesses, operating through the most efficient structure, and making the most of our investments in people and technology.

LOAN ORIGINATIONS($ IN BILLIONS)
[BAR CHART]
-----------------------------------
O95                        O96
7.5                        9.5
-----------------------------------

[PHOTO]
Profitability depends on making the right strategic decisions - like growing our retail market share by offering customers attractive products and the ability to do business at their convenience.

NORTH AMERICAN MORTGAGE COMPANY

A STRONG BASE

The Company has steadily developed its core business of mortgage lending by extending its geographical market reach, employing multiple origination channels, offering a range of diverse products and emphasizing operational efficiency. In addition to generating revenue from mortgage production, the Company has continued to improve the performance of its servicing operation.

Over the past five years, we have achieved a significant presence in all major markets. We are particularly pleased with the performance of our Midwest and Northeast regions, both operations we built from the ground up. Within four years of start-up, together the Midwest and Northeast regions have grown to generate more than one-quarter of the CompanyOs total fundings.

THE RIGHT BALANCE OF ORIGINATION CHANNELS The Company recognizes the value of reaching customers through retail, wholesale and telemarketing channels. This three-part approach allows the Company to benefit from the advantages of each channel without becoming too dependent on any one. Our branch expansion, completed in 1996, has increased our volume of retail business, which today is our most profitable origination channel. Retail is primarily oriented to the purchase market, which, since the refinancing boom in 1993, has accounted for more than 70 percent of originations nationwide. At North American Mortgage Company, retail volume, including telemarketing, stood at 42 percent of all originations in 1996.

The wholesale channel, which produces a higher percentage of refinancings than retail production, is based on the CompanyOs relationship with a network of more than 6,500 independent mortgage brokers. The Company maintains ties with this broker network through calling officers and marketing seminars, which are designed to increase awareness of the CompanyOs loan products and to assist brokers in educating their customers.

AN ARRAY OF PROGRAMS AND PRODUCTS We believe that providing consumers with a diverse array of attractive programs and products is a way to differentiate North American Mortgage Company in the marketplace. Accordingly, we have created programs that are directed primarily at purchase loans and are targeted to different kinds of consumers and markets. These programs are particularly important to maintaining a healthy retail channel, and they performed well in 1996. Purchase Express(R), for example, is an advance credit approval program intended to build customer loyalty. As popular among realty brokers as it is among buyers, Purchase Express accounted for 24 percent of the CompanyOs total retail fundings in 1996.

RETAIL/WHOLESALE COMPARISON
($ In Millions)
[BAR CHART]
       O94       O95       O96
----------------------------------
*    3,822     3,312     3,995
+    5,933     4,183     5,478
----------------------------------
* Retail
+ Wholesale

FUNDING BY REGION
(% of Total Funding)
[CHART BY REGION]
                      O94       O95      O96
------------------------------------------------
Pacific               23%       19%      20%
Southern CA/NV        21%       19%      18%
Southwest             24%       23%      18%
Midwest                3%       14%      18%
Mid-Atlantic          20%       15%      13%
Northeast              2%        5%       8%
Telemarketing          7%        5%       5%
------------------------------------------------
[REGIONAL GRAPHIC MAP OF UNITED STATES]

NORTH AMERICAN MORTGAGE COMPANY

NUMBER OF LOANS PER SERVICING EMPLOYEE
[BAR CHART]

       O94       O95       O96
----------------------------------
+      933     1,070     1,086
*      692       732       n/a
----------------------------------
   + NAMC*
   * MBA**
* North American Mortgage Company
**Mortgage Bankers Association

LOAN DELINQUENCY RATE
(INCLUDES FORECLOSURES)
[BAR CHART]
       O94       O95       O96
----------------------------------
+    2.43%     3.06%     3.43%
*    5.28%     5.40%     5.40%
----------------------------------
+ North American Mortgage Company
* Mortgage Bankers Association

Some of the CompanyOs most successful loan programs are aimed at fast-growing but traditionally underserved segments of the overall mortgage market. Opening Doors for America(TM)is a community lending program that uses such vehicles as special loan programs, flexible underwriting, outreach and education to help make home buying a reality for first-time, low- to moderate-income and minority purchasers. This commitment has benefited communities across the country, and it has had a significant impact on the Company, accounting for $2.6 billion of our 1996 production. Opening Doors for America has also earned us recognition from the Federal Housing Administration as one of the nationOs top five FHA lenders to African-American, Asian-American and Hispanic households.

Another innovative program, introduced in 1995, is Rehab Express,(TM)a government-insured loan that targets older, urban markets by combining purchase and property improvement costs. In 1996, the first full year Rehab Express was offered, North American Mortgage Company was the fourth-largest originator of loans of this type, according to the Department of Housing and Urban Development. Although this specialized and complex product represents modest volume for the Company, it generates high revenue due to limited price competition. Based on the success of Rehab Express, we are planning to add a conventional loan to our rehabilitation product line in 1997.

A HIGH-QUALITY SERVICING PORTFOLIO North American Mortgage Company ended 1996 with a servicing portfolio of $13.3 billion. The delinquency rate is a key measure of portfolio quality, and in 1996 the Company continued its enviable record against the industry average. While our delinquency rate rose slightly in 1996 to 3.58 percent (including foreclosures), it compares very favorably with the industry-wide figure of 5.65 percent. Our average coupon rate also rose modestly, to 7.80 percent in 1996 from 7.73 percent in 1995, but it remained in line with prevailing interest rates, continuing to reduce the probability of borrower refinancing and consequent portfolio runoff.

Making optimal use of technology, reporting and tracking regulatory changes, the Company is among the most efficient servicers in the industry. For example, in 1996, the Company serviced an average of 1,086 loans per servicing employee. This figure, up for the third consecutive year, compares with an industry average of 732 loans per servicing employee in 1995, the latest year for which statistics are available.

NORTH AMERICAN MORTGAGE COMFPANY
NEW OPPORTUNITIES

North American Mortgage Company actively evaluates related new business opportunities that hold promise for the future. We subject these ventures to stringent tests: they must draw on our core competencies as mortgage bankers, they must be delivered through our existing channels, they must be congruent with our corporate mission and they must hold significant potential for profit. In 1996, we expanded our existing related businesses, introduced three highly promising new initiatives and began planning for future additions.

CROSS-SELLING PRODUCTS TO CURRENT CUSTOMERS North American Mortgage Company has a broad database of qualified customers - new homebuyers, refinancers and those whose loans it services - who are potential buyers of related products and services. New homeowners, for example, frequently encounter changing insurance requirements, and the Company has expanded its product lines through its subsidiary North American Mortgage Insurance Services (NAMIS) to serve them. NAMIS has a dedicated sales force operating in conjunction with the CompanyOs production branches and from its headquarters in Santa Rosa. The insurance operation offers homeowners, auto and life insurance and is licensed to write policies in most states where the Company originates loans.

The Company more than doubled the size of its insurance portfolio in 1996 with the acquisition of the assets of Lomas Insurance Services, a national provider of personal lines insurance products and services. At year-end, NAMIS had 89,068 policies in force, compared with 33,225 at the close of 1995.

In December 1995, the Company introduced EquityEdge,(TM)a home equity line of credit. Homebuyers can take advantage of this convenient product at the time of a mortgage loan closing with virtually no extra paperwork. Some customers use the credit line for immediate improvements, some employ it to eliminate the need for mortgage insurance or to reduce a OjumboO loan to meet the conforming limit, and some simply want to have a cushion for unexpected expenses. EquityEdge is also available as a stand-alone product, allowing homeowners to draw on the equity in their homes to meet such needs as home improvements, major purchases, college tuition or debt consolidation while taking advantage of tax benefits. In 1996, the productOs first year, EquityEdge generated $58.5 million in fundings.

As these examples demonstrate, the Company and its insurance subsidiary have recently increased the number of products available for cross-sale, and each is actively marketing its products to customers - at the point of sale, when the customer has an active need.

[PHOTO]
Through subprime lending, we offer people who have hit a financial rough spot the chance to consolidate debt and get on with their lives.

SUBPRIME LENDING The most significant strategic decision the Company reached in 1996 was to enter subprime lending. This line of business, generating loans used primarily as debt-consolidation vehicles by homeowners with less than impeccable credit histories, offers opportunity on many fronts. Consumers, who have collectively run up the highest rates of personal debt ever, are now eager to use the equity they have in their homes to help them manage that debt, especially at interest rates considerably lower than those on credit cards. Current market size is estimated at $120 billion, and no lender controls even a five percent market share. The yields available to originators are much higher than for conventional mortgage loans. Subprime lending will flow through the retail, wholesale and telemarketing channels already employed by the Company. North American Mortgage Company can take advantage of this market, originating subprime loans in its existing production offices, for the most part with current personnel. As a leading mortgage lender, we can bring efficiencies, add credibility and increase the customer service quotient in subprime lending.

In determining the course of its entry into the subprime market, the Company evaluated and rejected the alternative scenarios of acquisition and start-up. Instead, we decided to capitalize on our strengths in processing and distribution by seeking a strategic alliance with a major securitizer of subprime loans. This option had a threefold advantage: it was the quickest, the most cost effective and entailed the least amount of risk.

In October, the Company officially entered the subprime business in a strategic alliance with ContiMortgage, a subsidiary of ContiFinancial, a major securitizer of subprime loans. ContiMortgage will underwrite and purchase the CompanyOs originations and will also assist us in training our originators and processors in the special characteristics of these loans.

A pilot subprime program was inaugurated in six wholesale branch offices and our telemarketing operation during the fourth quarter of 1996, using our existing broker network and reaching out to additional brokers who specialize in subprime lending. Initial response has been very positive, and we plan to roll out subprime lending to our 46 wholesale branches during the first quarter. We will also implement training, tools and systems to support subprime lending through our retail channel.

SECURITIZING NONCONFORMING LOANS Nonconforming loans, in contrast to subprime loans, are distinguished by size or other characteristics apart from borrower credit. Traditionally, nonconforming loans have been sold to securitizers who offer a patchwork of constantly changing guidelines, leading inevitably to approval delays and inconsistent pricing and underwriting standards. In 1996, North American Mortgage Company studied the option of leveraging the CompanyOs financial strength to create its own nonconforming products. We determined that we can benefit by acting as our own securitizer, gaining control over product, pricing and underwriting while streamlining approval. We plan to complete our first securitization during the second quarter of the year.

UNITED AIRLINES AFFINITY PROGRAM In late 1996, North American Mortgage Company entered into a partnership with United Airlines in a miles-for-mortgage program offered to UnitedOs MILEAGE PLUS(R) members. The
HouseMiles(TM)program  proved  immediately  popular   with   consumers
because of its special features: a simple formula based on loan amount rather than interest payment, with no ceiling; all miles delivered up front rather than in installments; and the draw of a major airline carrier. The size of the average HouseMiles loan to date is in excess of $156,000, compared with the 1996 Company-wide average of $97,162. The program underscores the value of strategic partnerships with leading companies, an avenue the Company will continue to pursue in 1997.

[PHOTO]
We have structured our business to foster entrepreneurship and flexibility within regions while lowering costs.

NORTH AMERICAN MORTGAGE COMPANY
A Flexible Business Structure

Throughout the entire organization, North American Mortgage Company practices autonomous decision making in the context of a cohesive corporate culture. In growing our Company to a national organization, we opted for a decentralized structure supported by significant management guidance. Branches function as entrepreneurial small businesses, competing aggressively in their local territories and making their own decisions, within Company guidelines, on pricing, processing, underwriting and funding. This approach has enabled us to operate flexibly, seeking maximum opportunity in a highly regionalized mortgage market, while giving us an edge in recruiting able, ambitious staff.

HUBS AND SPOKES In 1996, we experimented with a lower-cost way to expand our market penetration through a regional hub-and-spoke transaction model. We believe that delegating authority within established guidelines allows us to be more competitive in regional markets. Nevertheless, we recognize that certain processing and underwriting functions can be accomplished more efficiently by full-service branches on behalf of satellite offices within the same region. We began applying the hub-and-spoke model in existing wholesale branches and expanded it to include selected retail branches and satellites in 1996. In 1997, we will extend the use of the model to additional locations within our network of existing branches. In addition to benefiting from processing efficiencies, we can now respond more quickly to local economic conditions because satellite offices are easier to open and less costly to operate than full-service branches. With hub-and-spoke processing, we will ultimately achieve a greater local presence, while giving loan officers in satellite offices the back-up they need to be successful and reducing our overall origination costs.

RETAIL BRANCH FUNCTIONS IN HUB-AND-SPOKE SYSTEM
[FLOW CHART]
---------------------------------------------------------------
SATELLITE BRANCHES                        SATELLITE BRANCHES
                   FULL-SERVICE BRANCHES
SATELLITE BRANCHES                        SATELLITE BRANCHES
---------------------------------------------------------------
FULL-SERVICE BRANCHES                     SATELLITE BRANCHES
Meet with customers                       Meet with customers
Take applications                         Take applications
Process loans                             Ship loans to full-service
Underwrite loans                             branches for processing
Prepare loan documents
Fund loans
Ship funded loan packages
 to corporate headquarters
---------------------------------------------------------------
                                                                    13

[PHOTO}

Bringing the origination process closer to the customer is one of the ways we deliver superior service...and gain competitive advantage.

NORTH AMERICAN MORTGAGE COMPANY

A UNIQUE CONVERGENCE OF PEOPLE AND TECHNOLOGY

The Company has invested heavily in both skilled people and appropriate technology over the past several years - adding 172 retail loan officers in 1996, for example. We fully expect to capitalize on that investment in 1997 and the years to come. We take an integrated approach to human and technological resources: by recruiting the right people, by giving them the training to make them more productive and by putting powerful and user-friendly technological tools on their desktops, we benefit from a unique convergence of these two key resources.

In 1996, we implemented a new telecommunications infrastructure that will be capable of supporting future growth even if specific overlaying business strategies change. In 1997, we plan to create an enterprise-wide data warehouse to ensure consistency and usability of data throughout the Company. This initiative symbolizes our philosophy of maintaining centralized control of data with decentralized delivery of information so that all offices and all functions - production, processing, underwriting and servicing - can access the tools they need to do their jobs more efficiently and more profitably.

FASTER, BETTER, CLOSER TO THE CUSTOMER Automated credit scoring, introduced in 1995, was fully implemented across all wholesale branches in 1996. This system gives the Company immediate feedback regarding a customerOs credit risk and increases the accuracy and consistency of our credit scoring, resulting in greater efficiencies and higher-quality loan originations.

Even more ambitious is the automated underwriting program, which is currently being integrated into the process our underwriters use to do their jobs. We anticipate that this automated system will handle approximately one-third of our loans with very little manual intervention by underwriters, thus saving personnel costs. For the balance of our loan applications, the system will flag specific problems for the underwriter to investigate. Automated underwriting will be moved further forward in the production system. By the fourth quarter of 1997, we expect to have it installed on originatorsO laptop computers so that they can have an early indication of risk and counsel customers accordingly.

Automated underwriting at the laptop level is part of our ongoing effort to bring the entire production process closer to the customer at the retail point of sale, whether that point is a kitchen table, a satellite office or a full-service branch. In 1996, we completed the enhancement of software on laptops across the Company, transforming them from data recorders for applications into interactive tools capable of generating prequalification or loan status reports when the loan officer and customer are face to face.

Technology  also plays a major role in the efficient handling  of  our servicing portfolio. Our artificial intelligence and scoring collection system enables our servicing employees to spot potential problem areas earlier in the process so they may contact certain borrowers sooner in the credit cycle and work with those who need help.


RETAIL LOAN OFFICERS AND RETAIL BRANCHES

[BAR CHART]
---------------------------------
       O94       O95       O96
*      638       623       803
+       85        91       106
---------------------------------
* Number of Retail Loan Officers
+ Number of Retail Branches

NORTH AMERICAN MORTGAGE COMPANY


ENHANCED COMMUNICATIONS In 1996, we began to make use of the World Wide Web for communicating inside and outside the Company. We implemented a Company intranet for internal communications, a particular advantage for a national organization such as ours. Currently, our intranet offers features such as bulletin boards where employees in different regions can share information. The intranet will also deliver information during the production process and serve as a training medium. On the external front, the Company launched its site on the World Wide Web in February 1997 at www.namc.com. As electronic commerce develops more fully, we expect our Web site to emerge as an alternative delivery channel for retail customers, realty brokers, builders and our partners in business alliances.

DEVELOPING  THE  POTENTIAL  OF OUR PEOPLE During  the  past  year,  we increased our emphasis on branch management training, raising capabilities with new management tools and techniques. In small-group sessions throughout the year, all regional, district and branch managers participated in Branch Management Works, a week-long intensive learning experience at North American Mortgage CompanyOs Santa Rosa headquarters. The curriculum, which was developed at the corporate level with input from the field, covered financial analysis, pricing, planning for growth and sales management.

FINANCIALS

SELECTED FINANCIAL DATA                         YEAR ENDED DECEMBER 31
(Amounts in thousands, except Operating and Per Share Data)


SELECTED STATEMENT OF OPERATING DATA          1996      1995      1994       1993        1992
--------------------------------------------------------------------------------
----------------
REVENUES:
 Loan administration fees, net            $ 45,280  $ 41,830  $ 50,574  $  38,784  $   26,314
 Loan origination fees                      84,605    69,282    75,140    125,807      80,860
 Gain (loss) from sales of loans           101,153    81,652  (14,951)     37,912      26,508
 Net interest income                        28,680    27,534    29,491     30,021      24,425
 Gain from sales of servicing               37,634    46,037   120,739     88,821      52,102
 Other                                       9,441     8,445     7,172      7,594       6,279
--------------------------------------------------------------------------------
----------------
  Total Revenues                          $306,793  $274,780  $268,165  $ 328,939  $  216,488
Expenses:
 Amortization and impairment
  of purchased and originated
  servicing                                 10,462     7,310       965      5,072       5,799
  Other expenses                           241,349   203,753   255,963    250,435     163,233
--------------------------------------------------------------------------------
----------------
  Total Expenses                          $251,811  $211,063  $256,928  $ 255,507  $  169,032
================================================================================
================
Income before income tax expense            54,982    63,717    11,237     73,432      47,456
Income tax expense                          22,029    23,262     3,055     25,738       7,290
Net Income                                $ 32,953  $ 40,455   $ 8,182  $  47,694  $   40,166
--------------------------------------------------------------------------------
----------------
Net income per share(1)                   $   2.30  $   2.69   $   .53  $    3.17
--------------------------------------------------------------------------------
----------------
Dividends per share                       $    .24  $    .24   $   .24  $     .21      $  .05
--------------------------------------------------------------------------------
----------------

SUPPLEMENTAL PRO FORMA INFORMATION(2)
--------------------------------------------------------------------------------
----------------
Supplemental pro forma net income                                                  $   32,456
--------------------------------------------------------------------------------
----------------
Supplemental pro forma net income per share                                            $ 2.37
--------------------------------------------------------------------------------
----------------
Weighted average shares outstanding(3)      14,317    15,039    15,480     15,035      13,704
--------------------------------------------------------------------------------
----------------

SELECTED BALANCE SHEET DATA AT END OF PERIOD
--------------------------------------------------------------------------------
----------------
Cash and cash equivalents                 $ 22,005  $ 12,273  $102,045$    11,695  $    5,192
Total assets                               853,657   746,368   765,374  1,627,843   1,020,560
Short-term borrowings(4)                   158,584   146,833   205,175  1,047,357     783,801
Term loan                                       --        --        --         --      16,388
Purchase money note                             --        --    10,580     12,091      13,473
Notes payable                               75,724    74,801    99,699     99,592
Subordinated debt                           10,070    10,070    10,070     10,070       9,967
Total liabilities                          650,256   553,224   612,269  1,462,463     945,117
StockholdersO equity/partnersO
 capital                                  $203,401  $193,144  $153,105 $   165,380 $   75,443
================================================================================
================

SELECTED OPERATING DATA ($ in millions)
Volume of loans originated                $  9,473  $  7,495  $  9,755 $   17,607  $   11,789
Loan servicing portfolio @ end of period(5)$ 13,293 $ 14,109  $ 14,839 $   17,280  $   11,813
================================================================================
================

1 1996 and 1995 results are not directly comparable to results for 1994 and prior years due to the adoption of FAS No. 122. See Financial Accounting Standards Board No. 122, OAccounting for Mortgage Servicing RightsO on page 23 for further discussion.
2 Supplemental pro forma net income is computed by adjusting revenues and expenses for interest savings from the net proceeds of the public offering, additional operating expenses caused by the corporate structure and income taxes on adjusted net income that would have been payable had the Company purchased the Partnership at the beginning of the first period presented in the CompanyOs Registration Statement related to its initial public offering. Supplemental pro forma net income per share is then computed on the basis of the weighted average number of shares that would have been outstanding during the year.
3    1992 is pro forma.
4 Short-term borrowings are comprised of warehouse lines of credit and commercial paper.
5 Excludes servicing rights of $1.4 billion, $2.5 billion, $1.2 billion, $2.1 billion, and $2.6 billion, for the years ended December 31, 1992, through 1996 respectively, which had been sold but were sub-serviced by the Company prior to transfer.

MANAGEMENTOS DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The CompanyOs revenues from its mortgage origination activities result from loan originations and related fees, interest income earned on mortgage loans that are held by the Company pending their sale and net gains on the sale of mortgage loans. The CompanyOs revenues related to servicing rights are derived principally from loan servicing fees earned on servicing rights and from gains realized on the sale of servicing rights.

LOAN ORIGINATIONS - During 1996, total U.S. mortgage originations increased to an estimated $785 billion from $636 billion in 1995. Generally, U.S. mortgage origination volume varies with two factors: the level of new and existing home purchases and the level of
refinancings  of  existing  mortgage  loans.  (See  adjacent  table.)  Both   of
these   factors   are   impacted  by  interest  rates.   To   the   extent   the
economy encounters a period of rising interest rates, mortgage loan originations may decline, particularly loan originations due to refinancings.

Mortgage   originations   for   the  purchase  of   new   and   existing   homes
increased in 1996 to an estimated $556 billion from $480 billion in 1995. This increase reflects the very strong U.S. housing market in
1996. According to industry estimates, 1996 was the highest purchase market in history.

Mortgage originations from refinances also increased to an estimated $229 billion compared with $156 billion during 1995. As demonstrated in the graph shown below, refinancing activity is especially sensitive to changes in mortgage interest rates. The strongest refinance quarters for the industry over the past two years were the last quarter of 1995 and the first quarter of 1996, when 30-year mortgage rates were generally below the 7.5% level. The overall higher level of refinancings in 1996 compared with 1995 resulted from a particularly slow first half of 1995, when prevailing refinance mortgage rates were on average above borrowersO existing fixed mortgage rates.

                                                    1-4 Family U.S.
                                                 Mortgage Originations*
                                                 ----------------------
($ in Billions)                                   1996   1995     1994
----------------------------------------------------------------------
--
New and existing home purchases                   $556   $480     $551
Refinancings                                       229    156      222
----------------------------------------------------------------------
--
Total                                             $785   $636     $773
======================================================================
==

* Sources: HUD and Mortgage Bankers Association (1996 market data based on current estimates).

COMPANYOS REFINANCING AND 30-YEAR FIXED INTEREST RATES
1995-1996
[BAR/MOUNTAIN CHART]
---------------------------------
Industry
Refinance Fundings (in millions)
---------------------------------
1995      1st Qtr          14
          2nd Qtr          21
          3rd Qtr          54
          4th Qtr          67

1996      1st Qtr          89
          2nd Qtr          59
          3rd Qtr          36
          4th Qtr          45
---------------------------------
30 Year Fixed Interest Rate
---------------------------------
Jan95  9.15%        Jan96 7.03%
Feb95  8.83%        Feb96 7.08%
Mar95  8.46%        Mar96 7.62%
Apr95  8.32%        Apr96 7.93%
May95  7.96%        May96 8.07%
Jun95  7.57%        Jun96 8.32%
Jul95  7.61%        Jul96 8.25%
Aug95  7.86%        Aug96 8.00%
Sep95  7.64%        Sep96 8.23%
Oct95  7.48%        Oct96 7.92%
Nov95  7.38%        Nov96 7.62%
Dec95  7.20%        Dec96 7.60%


20


The    CompanyOs   loan   origination   volume   in   1996   of   $9.5   billion
increased by 26% over the $7.5 billion in 1995. This increase in origination volume is primarily attributable to the general rise in the total level of U.S. mortgage originations and to the positive impact of the CompanyOs retail sales initiatives. During the year, the
Company   increased   its   retail  branch  offices   by   15,   its   satellite
locations by 29 and added 172 retail loan officers. Despite these increases, however, the CompanyOs loan origination volumes have been and continue to be negatively impacted by aggressive price competition from other originators. (See discussion of price subsidies following.)

The    adjacent   tables   show   the   CompanyOs   market   share    and    its
originations by distribution channel:

CURRENT ORIGINATION TRENDS - The first quarter of the year is generally the slowest for housing sales due to seasonal conditions. Total fundings for the Company in the first two months of 1997 totaled
$1.3 billion compared with $1.6 billion for the same period in 1996. As previously discussed, the origination level for the first quarter
of   1996  benefited  from  a  relatively  high  level  of  refinance  activity.
Refinance fundings for the Company were $549 million in the first two months of 1997 compared with $868 million in the same period of 1996.



                                                         COMPANYOS MARKET SHARE*
                                                        ------------------------
                                          1996        1995        1994
----------------------------------------------------------------------
-
New and existing home purchases          1.04%       1.08%       0.94%
Refinancings                             1.57%       1.48%       2.28%
Total                                    1.20%       1.18%       1.26%
----------------------------------------------------------------------
-

*    Based   on   total  1-4  Family  Mortgage  Originations  as   reported   by
     HUD   and   Mortgage  Bankers  Association  (1996  market  data  based   on
     current estimates).

                                                           COMPANYOS ORIGINATION
                                                         BY DISTRIBUTION CHANNEL
                                                        ------------------------
 ($ in billions)                          1996        1995        1994
----------------------------------------------------------------------
-
Wholesale                                 $5.5        $4.2        $5.9
Retail*                                    4.0         3.3         3.9
----------------------------------------------------------------------
-
Total                                     $9.5        $7.5        $9.8
----------------------------------------------------------------------
-

*    Includes telemarketing.

NET INTEREST INCOME - Between the closing of a loan and its sale, the CompanyOs loans are financed by short-term borrowings under a warehouse line of credit, a commercial paper facility and with general corporate funds. The CompanyOs net interest income or loss is the difference between the interest income it earns on the mortgage loans it originates and its interest costs under its short-term borrowings during the holding period. Generally, the CompanyOs net interest income is impacted by: (i) the spread between short-term and long-term interest rates, (ii) the average balance of the CompanyOs real estate loans held for sale and (iii) the level of corporate cash balances and compensating balances used to reduce short-term borrowing costs. A decrease in any of the above factors would have a negative impact on the CompanyOs net interest income.

During 1996, the CompanyOs interest rate spread, its average balance of loans held for sale and its compensating balances used to reduce short-term borrowing costs increased compared with 1995. This increase,  however,  was  largely  offset  by  a  reduction  in  corporate  cash
used   to   finance  the  loans  held  for  sale  (see  OLiquidity  and  Capital
ResourcesO).

GAIN (LOSS) FROM SALES OF LOANS - In 1996 and 1995, the CompanyOs gain from sales of loans was impacted by three factors: price subsidies, hedging activity and the recognition of gains related to Originated Mortgage Servicing Rights (OMSRs) under FAS No. 122. In 1994, OMSRs were not recognized for accounting purposes, and therefore, the only comparable factors were pricing and hedging. The following paragraphs describe each of these factors.
Price subsidies: The Company may make a loan at a price (i.e., interest rate and discount) that is higher or lower than it would receive if it immediately sold the loan in the secondary market. The Company adjusts the pricing on its loans depending on competitive pressures. From 1994 through 1996, price competition for mortgage loans remained intense, and the Company generally priced its loans below the secondary market. The price competition was largely led by major banks, which were aggressively trying to increase market share and build their servicing portfolios.
Price competition in the CompanyOs wholesale origination channel was particularly intense throughout 1996 and remained intense even when origination volumes were increasing during the year. In the opinion of management, this prolonged price competition for loans sourced through wholesale brokers has signaled that a secular change has taken place in the pricing structure of this origination channel. To the extent that such pricing pressure continues or intensifies further, the CompanyOs gain on sales of loans will be negatively impacted.
Hedging activity: Gains or losses may result from changes in interest rates that result in changes in the market value of the loans, or commitments  to  purchase  loans,  from the  time  the  interest  rate  lock  is
given   to  the  borrower  until  the  time  that  the  loan  is  sold  by   the
Company  to  the  investor.  The  Company  uses  an  options  pricing  model  to
provide   information   to   hedge  this  latter   interest   rate   risk.   The
Company uses forward delivery contracts for mortgage-backed securities and whole loan sales as hedging instruments. This strategy virtually eliminates basis risk as the borrowerOs loan is used to satisfy the forward delivery contract. In periods of gradually declining rates with relatively low volatility, such as the Company experienced for
most   of  1995,  the  CompanyOs  hedging  activity  generally  produces  gains.
The CompanyOs hedging strategy is negatively impacted during periods of high interest rate volatility or during periods when there is a significant change in the direction of interest rates. The Company experienced both of these conditions during the first nine months of 1996 and, therefore, its hedging profitability for the year was negatively affected.

OMSR impact: OMSR gains result from the creation of servicing rights in the loan origination process. OMSR gains are affected by the volume of loan originations, the product mix of servicing originated and the general market for mortgage servicing rights. (See discussion Financial Accounting Standards Board No. 122, OAccounting for Mortgage Servicing Rights,O which follows.)

FINANCIAL   ACCOUNTING  STANDARDS  BOARD  NO.  122,  OACCOUNTING  FOR   MORTGAGE
SERVICING RIGHTSO - In May 1995, the Financial Accounting Standards Board issued FAS No. 122, OAccounting for Mortgage Servicing Rights,O an amendment to FAS No. 65. Effective January 1, 1995, the Company adopted FAS No. 122. Since FAS No. 122 prohibits retroactive application, the historical accounting results for 1994 and before have not been restated and, accordingly, the accounting results for the years ended December 31, 1996, and December 31, 1995, are not directly comparable to the year ended December 31, 1994.
The   primary  difference  between  FAS  No.  122  and  FAS  No.   65,   as   it
relates to the Company, is the accounting treatment for the normal servicing fee associated with in-house OMSRs. Virtually all of the CompanyOs originations are in-house, whereby the underlying loan is funded and closed by the Company.
Under FAS No. 65, OMSRs were not recorded as an asset. In 1994, the revenues and costs of creating OMSRs were recognized by the Company in the financial statements at the time the underlying loans were sold. As a result of this accounting treatment, the CompanyOs financial
statements   in   1994   did  not  recognize  any  balance   sheet   or   income
statement value for the OMSRs created by the Company, even though these OMSRs had a substantial market value.
Under   FAS  No.  122,  OMSRs  are  treated  as  an  asset  separate  from   the
underlying loan. In 1996 and 1995, the total cost of creating a mortgage loan was allocated at the time of origination between the
loan   and   the  servicing  right  based  on  their  respective  fair   values.
Additionally,   gains   on   the   sales   of   loans   attributable   to    the
allocation  of  costs  to  the  OMSR  were  recognized  when  the  related  loan
was   sold,  even  though  the  OMSR  asset  was  recognized  on  the  date  the loan  was  originated.  A  portion  of  the  asset  established  for  OMSRs  was amortized and the OMSR asset was analyzed for impairment based on market prices under comparable servicing sale contracts when available or, alternatively, on the expected future net servicing revenue stream.
Several financial statement captions reported in the CompanyOs Statement of Operations for the year ended December 31, 1996, and December 31, 1995, were impacted by the adoption of FAS No. 122, including: Gain (loss) from sale of loans, Gain from sales of servicing, and Amortization and impairment of loan servicing. The impact on each of these line items is discussed in detail in the Results of Operations discussion for the years ended December 31, 1996, and December 31, 1995.

SERVICING   RIGHTS   -   The  principal  balance  of  the  CompanyOs   servicing
portfolio   was  $13.3  billion  and  $14.1  billion  at  December   31,   1996,
and December 31, 1995, respectively. Substantially all of these servicing rights have been obtained through in-house origination sources (i.e., loans which are funded and closed by the Company). As more fully described above, servicing rights for mortgage loans originated prior to 1995 were capitalized on the balance sheet only to the extent of the value of excess servicing, while essentially all of the value of servicing originated since 1995 has been capitalized.
As   a   result   of  the  difference  in  accounting  treatment,  the   balance
sheet carrying value for servicing rights is significantly different depending on whether the servicing was originated before January 1, 1995 (pre-1995), or after January 1, 1995 (post-1995). Management believes that the total fair market value of its pre-1995 servicing rights is substantially more than its carrying value, while the fair
market   value  of  post-1995  servicing  rights  is  approximately   equal   to
its total carrying value. In 1996, the Company sold $2.8 billion of pre-1995 servicing rights and recorded a net pre-tax gain of $32.8
million.   The   prices  received  for  sales  in  1996  may   not   necessarily
reflect the value of the remaining pre-1995 portfolio, due to differences in portfolio characteristics (i.e., servicing fees, age, coupon rates) and changes in market conditions. At December 31, 1996, the net balance sheet carrying value (the total OMSR, Purchased Servicing and Excess Servicing Assets) and the principal balance of the servicing portfolio originated pre-1995 and post-1995 were as shown in the adjacent table:
Management continually evaluates the CompanyOs investment in retained servicing rights and periodically makes decisions to sell servicing rights after considering the following criteria: cash requirements, market value for servicing rights compared with their economic value to the Company, exposure to prepayment risk, and earnings impact. To the extent the Company elects to sell pre-1995 servicing rights, virtually all of the net proceeds from such sales are  recognized  as  one-time  gains from the  sale  of  servicing  due  to  the minimal book value of these servicing rights. Of the approximately $5.8 billion of pre-1995 servicing remaining at December 31, 1996, the
Company estimates that it may be economically advantageous (i.e., where market value equals or exceeds the economic value to the Company) to sell approximately $2.5 billion as part of its future servicing sales. The CompanyOs results of operations have historically been and will continue to be impacted by the amount and timing of sales of pre-1995 servicing rights.
Historically, when interest rates decline, the incremental value created by the CompanyOs production organization from higher refinance originations has more than offset the loss in value to its servicing portfolio resulting from higher prepayments. Accordingly, the Company does not presently hold any financial prepayment hedges, but it has relied on its ability to originate new servicing as a macro-hedge. Under FAS No. 122, however, if rates were to decline, the timing of additional production revenues and any servicing impairment charge might not occur in the same period for financial statement purposes. The Company could be required to recognize a servicing impairment charge in one reporting period, while the incremental production revenues could be generated over several periods.

                                                              TOTAL AT
                                          PRE-1995 POST-1995  12/31/96
----------------------------------------------------------------------
-
Balance sheet carrying value                $1,338  $132,440  $133,778
(In thousands)
Servicing portfolio principal               $5,757  $  7,536  $ 13,293
balance (In millions)
----------------------------------------------------------------------
-
Carrying Value Percentage                    0.03%     1.76%     1.01%

RESULTS OF OPERATIONS
Year ended December 31, 1996, compared with the year ended December
31, 1995.

SUMMARY   -  Net  income  in  1996  was  $33.0  million,  compared  with   $40.5
million   for  1995.  The  decrease  in  net  income  was  attributable   to   a
combination    of    factors.   The   CompanyOs   direct   origination    income
(origination fees and OMSR gains less origination expenses) increased as a result of the 26% rise in origination volume. This increase was more than offset by lower servicing sale gains, lower hedging gains and higher amortization and impairment of OMSRs.

REVENUES - Revenues for 1996 were $306.8 million, a $32.0 million or 12% increase, compared with 1995 revenue of $274.8 million.
Loan administration fees were $45.3 million in 1996, an 8% increase, compared with $41.8 million in 1995. Loan administration fees rose, despite a 2% decline in the average size of the CompanyOs servicing portfolio, due to an increase in the CompanyOs weighted average service fee and a reduction in excess servicing fee amortization, which is netted against servicing revenues.
Loan origination fees were $84.6 million in 1996, a 22% increase, compared with $69.3 million in 1995. This increase reflects the higher origination level, partially offset by a decrease in the average origination fees collected on each loan as a result of a slightly higher percentage of wholesale and telemarketing originations. In 1996, the CompanyOs wholesale and telemarketing originations represented 63% of total production as opposed to 60% in 1995.
The gain on sales of loans was $101.2 million in 1996, compared with $81.7 million in 1995. The gain from sales of loans is impacted by hedging activities, pricing subsidies and gains recorded due to the allocation  of  a  portion  of  the cost of the  loan  to  OMSR  under  FAS  No.
122. (See adjacent table.)

 (In thousands)                               1996               1995
----------------------------------------------------------------------
-
Hedging gains                             $  6,631           $ 14,289
Pricing subsidies                         (33,471)           (23,697)
FAS No. 122 impact                         127,993             91,060
----------------------------------------------------------------------
-                                         $101,153           $ 81,652
----------------------------------------------------------------------
-

Hedging gains were $6.6 million, or 7 basis points on loans originated in 1996, compared with $14.3 million, or 19 basis points, in 1995. The CompanyOs hedging results were negatively impacted by the upward turn in interest rates and increased bond market volatility experienced
during  the  first  three  quarters  of  this  year.  Hedging  gains  for   this
period averaged 1 basis point on loans originated compared with 25 basis points on loans originated during the fourth quarter of 1996.
Pricing   subsidies   increased  to  $33.5  million  during   1996,   with   the
average subsidy on loans produced at 35 basis points, compared with $23.7 million, or 32 basis points, during 1995. This increase reflects the continued price competition for mortgage loans, particularly loans sourced through wholesale brokers.
FAS No. 122 related gains were $128.0 million in 1996, an increase of 41%, compared with $91.1 million during 1995. This increase is related to  a  36%  increase  in  loans  sold during  1996,  compared  with  1995,  that
were   originated  after  the  implementation  of  FAS  No.  122  and  a  higher
OMSR   capitalization  rate,  resulting  from  changes  in   product   mix   and
market values.
Interest  income,  net  of  warehouse  interest  expense,  increased  to   $28.7
million for 1996, compared with $27.5 million for 1995. This 4% increase in net interest income was due to an increase in the average balance of loans held for sale, an increase in the interest rate spread earned, and an increase in compensating balance credits used to
reduce    warehouse   borrowing   costs.   These   increases   were    partially
offset by a reduction in corporate cash used to fund the warehouse (see OLiquidity and Capital ResourcesO).

Gain from sales of servicing was $37.6 million in 1996, compared with $46.0 million in 1995, an 18% decrease. In 1996, the Company sold $8.2 billion (or 87% of originations) of servicing rights, compared with the sale of $6.7 billion (or 89% of originations) in 1995. The related gain  decreased,  however,  due  to  a  smaller  amount  of  pre-1995  servicing sold during 1996. The gain on sale of pre-1995 servicing during 1996 was $32.8 million (on $2.8 billion of principal sold), compared with a gain of $37.3 million (on $3.3 billion of principal sold) in 1995.

EXPENSES - Expenses for 1996 were $251.8 million, a 19% increase compared with $211.1 million in 1995.
Personnel   costs   were   $150.1  million,  a  23%  increase,   compared   with
$122.0 million in 1995, caused primarily by a 26% growth rate in loan origination volume. Personnel costs were also impacted by hiring additional loan officers in connection with the CompanyOs retail sales initiative.
Other operating costs increased 15% to $73.5 million for 1996 from $64.1 million in 1995. These expense increases were primarily attributable to the 26% increase in origination volume and the higher startup and operating costs associated with new branches and satellite locations.
Interest  expense  decreased  to  $9.4  million  in  1996,  compared  with  $9.8 million in 1995. This decrease was the result of the decline in interest expense on the medium-term notes (MTNs), due to a lower average balance of MTNs outstanding in 1996.
Amortization and impairment of loan servicing increased to $10.5 million during 1996, compared with $7.3 million during 1995. The primary causes for this increase were the size of the OMSR assets on the balance sheet, which caused higher amortization expense, partially offset by a lower impairment charge in 1996.

YEAR   ENDED   DECEMBER  31,  1995,  COMPARED  WITH  THE  YEAR  ENDED   DECEMBER
31, 1994.
SUMMARY - Net income in 1995 increased by 394% to $40.5 million, compared with net income of $8.2 million for 1994.
The increase in net income for 1995 reflected a significant improvement in gain on sale of loans (see discussion of FAS No. 122 impact below) and a reduction of costs, largely due to the closing of 29 offices in a downsizing plan during 1994. These improved results were partially offset by a reduction in the gain from sales of servicing resulting from a reduction in the volume of servicing sold and due to higher book value of the servicing rights.

REVENUES - Revenues for 1995 were $274.8 million, a $6.6 million, or 2% increase, compared with 1994 revenue of $268.2 million.
Loan administration fees, net of the amortization of excess servicing fees of $4.7 million in 1995 and $629,000 in 1994, were $41.8 million in 1995, a 17% decrease, compared with $50.6 million in 1994. This decrease is primarily the result of the 12% decrease in the average size of the Company-owned loan servicing portfolio, partially offset by an increase in the average servicing fee collected.
Loan   origination   fees  were  $69.3  million  in  1995,   an   8%   decrease,
compared   with  $75.1  million  in  1994.  This  decrease  resulted   primarily
from   a   23%   decrease  in  loan  originations,  partially   offset   by   an
increase in origination fees collected on each loan. This increase in the average fees collected was primarily a result of a higher percentage of retail production in 1995 (44% as opposed to 39%), on which the Company receives higher loan origination fees.
The  gain  on  sales  of  loans  was $81.7 million  in  1995,  compared  with  a loss of $15.0 million during 1994. In 1994, gains or losses on sales of loans resulted from hedging activities and pricing subsidies. In 1995, gains or losses on sales of loans were affected by these same factors,  but  were  also  affected  by FAS  No.  122.  Under  FAS  No.  122,  a higher  gain  on  sale  is  recorded  when a  loan  originated  by  the  Company
is   sold   and   the  servicing  is  retained  compared  with   FAS   No.   65,
because under FAS No. 122, the cost of the loan is reduced by the amount allocated to OMSRs.

Hedging   gains   increased  by  $7.6  million  as  a  result  of   periods   of
declining   interest  rates  and  lower  interest  rate  volatility,   both   of
which existed during most of 1995. Adjacent is a summary of marketing results for 1995 and 1994:

 (In thousands)                               1995             1994
----------------------------------------------------------------------
--
Hedging gains                             $ 14,289         $   6,640
Pricing subsidies                         (23,697)          (21,591)
FAS No. 122 impact                          91,060                --
----------------------------------------------------------------------
--
                                          $ 81,652        $ (14,951)
----------------------------------------------------------------------
--

Pricing   subsidies   increased  10%,  with  the  average   subsidy   on   loans
produced increasing to 32 basis points during 1995, compared with 22 basis points in 1994, due to intense price competition associated with industry overcapacity.
Interest  income,  net  of  warehouse  interest  expense,  decreased  to   $27.5
million for 1995, compared with $29.5 million for 1994. This 7% decrease in net interest income was primarily due to a lower average daily balance of loans held for sale.
Gain from sales of servicing was $46.0 million in 1995, compared with $120.7 million in 1994, a 62% decrease. The reduction in gain resulted primarily  from  a  32%  decrease  in  the volume  of  servicing  sold  and  the reduction  of  the  gain  from  sales of servicing  by  $34.8  million  in  1995
due   to   OMSR   basis  associated  with  servicing  sold.  The  Company   sold
mortgage  servicing  rights  with  an  aggregate  principal  balance   of   $6.7
billion in 1995, or 89% of originations, compared with $9.9 billion, or 101% of originations, in 1994.

EXPENSES - Expenses for 1995 were $211.1 million, an 18% decrease compared with $256.9 million in 1994.
Personnel   costs   were  $122.0  million,  an  18%  decrease,   compared   with
$147.9 million in 1994. This decrease in personnel expenses from 1994 occurred principally in the residential loan production area. These declining expense levels resulted from staffing reductions and reduced commission payments as a result of lower production volume.
Other   operating  costs  decreased  21%  to  $64.1  million   for   1995   from
$81.1   million   in  1994.  These  cost  reductions  occurred  throughout   the
Company,   but  were  greatest  in  the  loan  production  area,  due   to   the
closing of 29 offices in the downsizing plan during 1994 and the reduced loan origination volumes from 1994 to 1995.
Interest expense decreased to $9.8 million for 1995, compared with $10.8 million for 1994. This decrease was the result of lower prepayments on certain securitized loan pools serviced by the Company, which require the Company to pay interest to the security holders for the period from the prepayment to the end of the month, as well as reduced interest on its purchase money note, which matured in March 1995.
Amortization and impairment of loan servicing increased to $7.3 million during 1995, compared with $965,000 during 1994. The primary cause for the increase relates to amortization and impairment of OMSRs of $6.6 million in 1995 resulting from the adoption of FAS No. 122 and
a   pattern   of  falling  interest  rates,  which  produces  higher  prepayment activity.

INFLATION
The   Company  is  affected  by  inflation  primarily  through  its  impact   on
interest rates. During periods of rising inflation, interest rates generally tend to increase, causing decline in loan origination volumes, particularly loan refinancing activity. During periods of rising interest rates, prepayment rates tend to slow, extending the average life of the CompanyOs servicing portfolio and generally enhancing its value. During periods of reduced inflation, interest rates generally tend to decline, resulting in increased loan origination volume and loan refinancing activity, affecting the CompanyOs servicing portfolio in the opposite manner.

LIQUIDITY AND CAPITAL RESOURCES
The CompanyOs cash flow requirements primarily depend on both the level and cost of its loan originations, the level of its servicing sales and the cash flow generated by, or required by its other operating activities. Additionally, the Company may use or provide cash through its investing and other financing activities.

LIQUIDITY   SOURCES   -   The   CompanyOs  loan   originations   are   primarily
financed through warehouse borrowings, commercial paper borrowings, and with corporate funds. This financing requirement begins at the time of loan closing and extends for an average of approximately 30 days until the loan is sold into the secondary market. On January 23, 1996, the Company entered into a new warehouse line of credit facility which will expire on January 23, 1999. The outstanding commitment under this facility was $1.0 billion at December 31, 1996. The CompanyOs management expects, although there can be no assurance, that this facility will continue to be available in the future.
The   Company  also  has  a  commercial  paper  borrowing  program.   Borrowings
under this $500 million program replace, at a reduced interest rate, borrowings under the CompanyOs warehouse line of credit. The warehouse line of credit acts as the liquidity backup facility for the commercial paper borrowings.
At times, the Company will accelerate the sale of its mortgage loan inventory through the use of OgestationO facilities provided by an investment bank and the Federal National Mortgage Association.
The CompanyOs corporate funds are generally invested in its inventory of mortgage loans held for sale. The level of funds available to support its inventory decreased from 1995 to 1996 because of the cash used for the investing and other financial activities detailed below.
In October 1993, the Company implemented a $250 million MTN program. Since 1993, $126 million in MTNs have been issued and $76 million remain outstanding at December 31, 1996.

INVESTING AND OTHER FINANCIAL ACTIVITIES

COMMON STOCK - On February 7, 1996, the Company authorized the repurchase of up to 1.5 million shares of common stock. During 1996, the Company repurchased 1,182,400 shares under this authorization at an aggregate cost of $21.5 million. As of December 31, 1996, the
Company   held   2,322,916   shares  in  treasury   stock,   which   have   been
acquired since 1994 under the current and prior repurchase authorizations at an aggregate cost of $40.7 million.

DIVIDENDS - The Company has paid quarterly common stock dividends since the initial public offering on July 15, 1992. Dividend payments totaled $3.4 million in 1996 and $3.6 million in 1995. In February 1997, the CompanyOs board of directors approved a common stock dividend of $.06 per share.

BUSINESS   INVESTMENT   -   In   October  1996,  the   Company   purchased   the
assets of Lomas Insurance Services for $3.5 million.

MTN  PROGRAM  AND  PURCHASE  MONEY  NOTE -  In  1996,  the  Company  issued  $26
million   in   seven-year  MTNs.  The  Company  paid  off  in  both   1996   and
1995, $25 million of MTNs that matured. Also, in 1995, the Company paid off a purchase money mortgage for $10.2 million.

PROPERTY,   PLANT   AND  EQUIPMENT  -  During  1996  and   1995,   the   Company
purchased   property   and   equipment   totaling   $10.0   million   and   $3.6
million, respectively.

EXCESS SERVICING FEES - During 1996 and 1995, the Company created $37.9 million and $49.1 million of excess servicing fees during loan sales transactions. In general, the Company creates excess servicing fees when the secondary market price offered for that servicing asset is lower than the economic value or the amount the Company could receive by accumulating the asset and selling it as part of a bulk sale at a later date. During the CompanyOs holding period of the Excess Servicing Fee asset, the Company is at risk that the asset will decline in value and a write down will be required, primarily due to faster prepayment speeds. The carrying amount of excess servicing rights was $25.5 million and $20.6 million at December 31, 1996 and December 31, 1995, respectively.

REPORT OF INDEPENDENT AUDITORS



Board of Directors
North American Mortgage Company(R)

We   have  audited  the  accompanying  consolidated  balance  sheets  of   North
American Mortgage Company(R) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholdersO equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the
responsibility   of  North  American  Mortgage  Company(R)Os   management.   Our
responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North American Mortgage Company(R) and subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

In 1995, North American Mortgage Company(R) adopted Financial Accounting Standards Board Statement No. 122, OAccounting for Mortgage
Servicing Rights.O These changes are discussed in Note D of the Notes to the Consolidated Financial Statements.

[s/ERNST & YOUNG LLP]


San Francisco, California
January 31, 1997

CONSOLIDATED BALANCE SHEETS

DECEMBER 31                                   1996                1995
----------------------------------------------------------------------
-
DOLLARS IN THOUSANDS
ASSETS
  Cash and cash equivalents               $ 22,005            $ 12,273
  Advances and other receivables            85,299              76,628
  Real estate loans held for sale to
    investors
    net of unearned discounts              554,415             526,913
  Originated loan servicing - Note D       107,679              56,353
  Excess servicing fees - Note D            25,540              20,559
  Purchased loan servicing - Note D            559               1,163
  Other intangible assets - Note D           9,391               6,438
  Property and equipment - Note E           38,541              36,339
  Other assets                              10,228               9,702
----------------------------------------------------------------------
--
                                          $853,657            $746,368
======================================================================
==
LIABILITIES AND STOCKHOLDERSO EQUITY
  LIABILITIES
    Warehouse line of credit - Note C     $158,584            $146,833
    Notes payable - Note C                  75,724              74,801
    Commercial paper - Note C              340,115             279,221
    Subordinated debt - Note C              10,070              10,070
    Accounts payable and other liabilities  65,763              42,299
----------------------------------------------------------------------
--
                                           650,256             553,224
======================================================================
==
COMMITMENTS AND CONTINGENCIES -
  Notes I, J, K, and N
  STOCKHOLDERSO EQUITY - Note G
    Convertible preferred stock (1,000,000
     shares authorized,
     748,179 shares issued and outstanding)     --                  --
    Common stock (50,000,000 shares
     authorized, 16,394,544 and
     16,394,543 shares issued at
     December 31, 1996
     and 1995, respectively)                   164                 163
    Additional paid-in capital             112,492             110,250
    Retained earnings                      131,435             101,909
    Treasury stock (2,322,916 and
     1,140,516 shares at
     December 31, 1996 and 1995,
     respectively)                        (40,690)            (19,178)
                                           203,401             193,144
----------------------------------------------------------------------
--
                                          $853,657            $746,368
======================================================================
==

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31                   1996      1995          1994
Amounts in thousands, except per share data
INCOME
 Loan administration fees, net
 of excess servicing fee amortization $ 45,280  $ 41,830      $ 50,574
 Loan origination fees                  84,605    69,282        75,140
 Gain (loss) from sales of loans       101,153    81,652      (14,951)
 Interest income, net of warehouse
 interest expense of
 $20,428, $11,588 and $11,166 for 1996,
 1995 and 1994, respectively - Note C   28,680    27,534        29,491
 Gain from sales of servicing - Note J  37,634    46,037       120,739
 Other                                   9,441     8,445         7,172
----------------------------------------------------------------------
--
                                       306,793   274,780       268,165
EXPENSES
 Personnel                             150,076   122,033       147,941
 Other operating expenses               73,487    64,142        81,121
 Interest expense                        9,430     9,828        10,812
 Downsizing expenses - Note M               --        --         8,470
 Depreciation and amortization of
 property and equipment                  7,852     7,306         7,207
 Amortization and impairment of
 loan servicing                         10,462     7,310           965
 Amortization of other intangibles         504       444           412
----------------------------------------------------------------------
--
                                       251,811   211,063       256,928
======================================================================
==

 Income before income taxes             54,982    63,717        11,237
 Income tax expense - Note H            22,029    23,262         3,055
----------------------------------------------------------------------
--
 NET INCOME                           $ 32,953  $ 40,455      $  8,182
======================================================================
==

Net income per share                  $   2.30  $   2.69      $    .53
----------------------------------------------------------------------
--
Weighted average shares outstanding     14,317    15,039        15,480
----------------------------------------------------------------------
--
DIVIDENDS PER SHARE                   $    .24    $  .24      $    .24
======================================================================
==

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERSO EQUITY

                                               COMMON     ADD.                          TOTAL
                                      COMMON    STOCK  PAID-IN   RETAINED  TREASURY STCKHLDRS
                               STOCK SHARES    AMOUNT  CAPITAL   EARNINGS     STOCK    EQUITY
--------------------------------------------------------------------------------
----------------
Amounts in thousands

Balance at December 31, 1993          15,848     $158  $104,620  $ 60,602            $165,380
 Net income                                                         8,182               8,182
 Dividends                                                        (3,716)             (3,716)
 Stock issuances under option plan        82        1     1,324                         1,325
 Stock issuances under Employee
    Stock Purchase Plan                   89        1     1,111                         1,112
 Purchases of Treasury Stock                                              $(19,178)  (19,178)
--------------------------------------------------------------------------------
----------------
Balance at December 31, 1994          16,019      160   107,055    65,068  (19,178)   153,105

 Net income                                                        40,455              40,455
 Dividends                                                        (3,614)             (3,614)
 Stock issuances under option plan       144        2     2,002                         2,004
 Stock issuances under Employee
    Stock Purchase Plan                   95        1     1,193                         1,194
--------------------------------------------------------------------------------
----------------
Balance at December 31, 1995          16,258      163   110,250   101,909  (19,178)   193,144

 Net income                                                        32,953              32,953
 Dividends                                                        (3,427)             (3,427)
 Stock issuances under option plan        39                599                           599
 Stock issuances under Employee
    Stock Purchase Plan                   98        1     1,643                         1,644
 Purchases of Treasury Stock                                               (21,512)  (21,512)
--------------------------------------------------------------------------------
----------------
Balance at December 31, 1996          16,395     $164  $112,492  $131,435 $(40,690)  $203,401
================================================================================
================
See accompanying notes to consolidated financial statements.

32

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31                    1996     1995       1994
----------------------------------------------------------------------
--
DOLLARS IN THOUSANDS

OPERATING ACTIVITIES
 Net income                                $32,953  $ 40,455   $ 8,182
 Adjustments to reconcile net
 income to net cash
 provided by (used in) operating activities
 Depreciation and amortization              21,441    19,738     9,214
 Capitalized excess servicing fee income  (37,937)  (49,110)   (5,407)
 Gain on sales of servicing rights        (37,634)  (46,037) (120,739)
 Cash proceeds from sales of servicing
   rights                                  135,126   111,850   122,244
 Decrease (increase) in real estate
   loans held for sale,
 net of unearned discounts                (27,502)    15,090   952,641
 Decrease (increase) in advances and
   other receivables                       (8,671)  (19,887)     3,397
 Increase (decrease) in accounts payable
   and other liabilities                    23,464    17,440  (19,049)
 Decrease (increase) in other assets         (527)   (1,720)     3,571
----------------------------------------------------------------------
--
 NET CASH PROVIDED BY OPERATING
   ACTIVITIES                              100,713    87,819   954,054

INVESTING ACTIVITIES
 Acquisition of assets of branches
   and insurance operations
 acquired including purchase
   accounting adjustments                  (3,551)     (143)     (913)
 Purchase of servicing rights                   --      (80)     (131)
 Acquisition of originated
   servicing rights                      (128,343)  (97,751)        --
 Purchase of property and equipment        (9,959)   (3,608)  (11,058)
 Retirement of property and equipment           --       892        --
----------------------------------------------------------------------
--
 NET CASH USED IN INVESTING ACTIVITIES   (141,853) (100,690)  (12,102)

FINANCING ACTIVITIES
 Issuance of notes payable                  25,844        --        --
 Principal payments on long-term debt     (24,921)  (35,478)   (1,511)
 Net increase (decrease) in
   warehouse line of credit
 and commercial paper                       72,645  (41,007) (829,634)
 Dividends                                 (3,427)   (3,614)   (3,716)
 Purchases of Treasury Stock              (21,512)        --  (19,178)
 Stock issuance under Employee
   Stock Purchase Plan
 and Stock Option Plan                       2,243     3,198     2,437
----------------------------------------------------------------------
--
 NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                     50,872  (76,901) (851,602)
----------------------------------------------------------------------
--
 INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                          9,732  (89,772)    90,350
----------------------------------------------------------------------
--
 Cash and cash equivalents at beginning
   of year                                  12,273   102,045    11,695
----------------------------------------------------------------------
--
 CASH AND CASH EQUIVALENTS AT END OF YEAR  $22,005  $ 12,273  $102,045
======================================================================
==

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------------------------
--
ORGANIZATION The accompanying Consolidated Financial Statements include the accounts of North American Mortgage Company(R); North American Mortgage Insurance Services; Sonoma Conveyancing Corporation; Fairfield Financial Holdings Inc.; IC Capital Co., Inc.; Vintage Reinsurance Company; and IMCO Capital Co., Inc.

CASH   AND  CASH  EQUIVALENTS  Cash  and  cash  equivalents  include   cash   on
hand   and  in  banks  and  short-term  investments  with  maturities  of  three months or less.

REAL  ESTATE  LOAN  VALUATION  Real estate loans  held  for  sale,  net  of  the
related   commitments,   are  stated  at  the  lower  of   aggregate   cost   or
market value.

PURCHASED  LOAN  SERVICING  Purchased  loan  servicing  is  recorded   at   cost
which  is  not  in  excess  of  the  future  net  cash  flows  related  to   the
servicing portfolio. The cost is being amortized in proportion to the estimated future net servicing income. Impairment of purchased loan servicing is determined using the estimated fair value of the purchased mortgage servicing rights on a disaggregated portfolio basis.

ORIGINATED LOAN SERVICING Originated loan servicing is recorded based on its fair value relative to the loan as a whole. The cost is being amortized in proportion to the estimated future net servicing income. Impairment of originated loan servicing is determined using the estimated fair value of the mortgage servicing rights on a disaggregated portfolio basis.

EXCESS SERVICING FEES In determining the gain or loss on sale of mortgage loans to investors where the stated servicing fee rate differs materially from a normal servicing fee rate, the sales price is adjusted by the difference between the actual sales price and the estimated sales price that would have been obtained if a normal servicing fee rate had been specified and a capitalized servicing fee receivable is recorded.
Capitalized servicing fees are carried at amounts not in excess of the estimated future discounted cash flows using original discount rates on a disaggregated portfolio basis. The Company uses the income forecast method to amortize capitalized servicing fees. Under the income forecast method, capitalized servicing fees are amortized in proportion to the estimated future excess servicing income and over the period of the estimated economic life of the loans sold. The estimated economic lives of the loans used by the Company are based on
the   median   prepayment   rates  forecasted   by   several   large   brokerage
firms.

OTHER   INTANGIBLE   ASSETS   Amortization  of  other   intangible   assets   is
provided  by  the  straight-line  method  over  estimated  useful  lives  of   5
to 20 years.

PROPERTY   AND   EQUIPMENT   Property  and  equipment   is   stated   at   cost.
Depreciation   and   amortization   is  calculated   using   the   straight-line
method over estimated useful lives of the assets (3 to 35 years).

LOAN ADMINISTRATION The Company services mortgages for investors as well as mortgages held for sale. In connection with mortgage servicing activities, the Company segregates escrow and custodial funds in separate trust accounts and excludes these balances (approximately $276.9 million and $230.1 million at December 31, 1996 and 1995, respectively) from the balance sheet. These funds represent principal
and   interest   payment   amounts   held  for   investors   pending   scheduled
remittance and funds held for borrowers for payment of scheduled items, primarily taxes and insurance.

INCOME RECOGNITION Lending transaction costs are deferred until the related loan is sold. Commitment fees paid to investors are being deferred until either the expiration of the commitment or the sale of the related loan. Upon sale of the loan or expiration of the commitment, the deferred origination fees are recognized as loan origination fees in the statement of operations and deferred
origination    costs    are    recognized    in    the    applicable     expense
classification.
Loan administration income represents fees earned for servicing loans for various investors. The fees are either based on a contractual percentage of the outstanding principal balance or a fixed dollar amount per loan. Fees are credited to income when the related payments are received.
Discounts  and  premiums  from  the  origination  of  real  estate  loans   held
for   sale  are  deferred  and  recognized  as  adjustments  to  gain  or   loss
upon sale.

INCOME TAXES The Company has adopted Statement of Financial Accounting Standards No. 109, OAccounting for Income Taxes.O The Company has provided disclosures related to income taxes (see Note H).
The   Company   and  its  subsidiaries  file  separate  United  States   federal
income   tax   returns   and   separate  or   combined   returns   for   certain
states, including California. State and local income tax returns are filed according to the taxable activities of the Company.
The liability method of accounting is used for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, as well as for the operating losses and tax credit carry-forwards, using enacted tax laws and rates. Deferred tax expense represents the net change in the deferred tax asset or liability balance during the year. This amount, together with income taxes currently payable or refundable for the current year, represents the total income tax expense for the year.

NET  INCOME  PER  SHARE  Net  income  per share  is  computed  by  dividing  net income by the average number of common shares outstanding and the additional dilutive effect (if any) of stock options outstanding during the period. The dilutive effect of stock options is computed using the Treasury Stock method.

COMMITMENT DEPOSITS FROM BUILDERS AND PRE-PAID COMMITMENT FEES Commitment deposits from builders are included in other liabilities and represent fees received for guaranteeing the funding of mortgage loans to borrowers. Prepaid commitment fees are included in other
assets   and   represent  fees  paid  to  permanent  investors  to  ensure   the
ultimate sale of the loans. These fees are recognized as revenue or expense when the loans are sold to permanent investors or when the commitment expires.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of the Consolidated Financial Statements of the Company
requires   management   to   make   estimates  and   assumptions   that   affect
reported   amounts.   These  estimates  are  based  on   information   available
as of the date of the financial statements. Therefore, actual results could differ from those estimates.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARD In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, OAccounting for Transfers and Servicing of Financial Assets and Extinguishments of LiabilitiesO (SFAS No.
125). As amended, SFAS No. 125, applies to securities lending, repurchase agreements, dollar rolls, and other similar secured financing transactions occurring after December 31, 1997, and to all other transfers and servicing of financial assets occurring after December 31, 1996. FAS 125 will result in the recording of

Originated Mortgage Servicing Rights (OMSR) on the date of the sale of a mortgage loan as opposed to the current practice of recording OMSRs on the date that loans are originated. Additionally, under FAS 125, excess servicing fees will be combined with OMSR for balance sheet presentation as well as for transactions beginning in the first quarter of 1997. Based on current circumstances, the Company believes that the application of the new rules will not have a material impact on the financial statements.

NOTE B - NATURE OF OPERATIONS
----------------------------------------------------------------------
--
The Company is engaged primarily in the mortgage banking business and accordingly, originates, acquires, sells and services mortgage loans which are principally first-lien mortgage loans secured by single (one to four) family residences. The Company also sells the servicing rights associated with a portion of such loans.
The   Company  sells  the  majority  of  the  conventional  mortgage  loans   it
originates under purchase and guarantee programs sponsored by the Federal Home Loan Mortgage Corporation (OFHLMCO) and the Federal National Mortgage Association (OFNMAO). The CompanyOs loans insured by
the   Federal   Housing  Administration  (OFHAO)  or  partially  guaranteed   by
the Veterans Administration (OVAO) or Farmers Home Administration are pooled to form Government National Mortgage Association (OGNMAO) securities. The Company sells FHLMC, FNMA and GNMA securities to investment banking firms that are primary dealers in government securities. Loans not conforming to requirements of such agencies are sold to private institutional investors.
The principal sources of revenue from the CompanyOs business are (i) loan administration fees, (ii) loan origination fees, (iii) gain from sales of loans, (iv) net interest earned on mortgage loans during the period that they are held by the Company pending sale and (v) gain from sales of servicing.

NOTE C - BORROWING ARRANGEMENTS
----------------------------------------------------------------------
--
Borrowing arrangements consist of the following:

December 31                                          1996         1995
----------------------------------------------------------------------
--
Dollars in thousands

Warehouse line of credit facilities with banks
at December 31, 1996, of $1 billion expiring
January 23, 1999, and at December 31, 1995,
of $800 million, bearing a variable interest
rate, as described below, with outstanding
interest and principal due on demand and
collateralized by mortgage loans held for sale.   $158,584  $146,833

Outstanding medium-term notes, net of discount,
bearing interest rates between 5.78% and 7.34% at
December 31, 1996, and between 4.61% and 6.53%
at December 31, 1995. Interest is payable
semi-annually and principal is due at various
dates through August 25, 2003.                    $75,724   $74,801

Outstanding Commercial paper notes at
December 31, 1996, bearing interest rates of
5.59% to 6.75% and due between January 2, 1997
and January 16, 1997 and at December 31, 1995,
bearing interest rates of 5.78% to 6.30% and due
between January 2, 1996 and January 24, 1996.     $340,115  $279,221

Unsecured notes payable to insurance companies
and accrued interest, due August 1999,
subordinated to the warehouse line of credit,
interest at 10 percent payable or capitalized
at the CompanyOs option semi-annually, principal
and accrued interest due upon maturity.           $10,070   $10,070

36

The   Company  has  a  warehouse  line  of  credit  with  banks  to   fund   its
mortgage loan activity. The line bears interest at various interest rates. The weighted average cost of funds to fund the CompanyOs mortgage loan activity in 1996, 1995, and 1994 was 5.99 percent, 6.68 percent and 5.62 percent, respectively. Under various agreements, interest expense is reduced as a result of holding escrows and custodial funds at non-affiliated banks. Borrowing costs were reduced by $10.9 million, $9.9 million and $10.7 million during 1996, 1995, and 1994 respectively, for the use of such compensating balances. Compensating balances averaged $217.3 million and $209.5 million for the years ended December 31, 1996 and 1995, respectively, and were comprised of corporate and custodial accounts.
The   Company   must   comply   with   certain   covenants   provided   in   its
warehouse loan agreement, including requirements relating to net worth, working capital and leverage. In addition, the Company is limited to $35 million as the aggregate amount it may disburse for cash dividends and stock repurchases in any four consecutive quarters. At any time that the Company is not in compliance with certain covenants to its loan agreement, the Company cannot declare or pay any non-stock dividends. At December 31, 1996, and December 31, 1995, the Company was in compliance with the aforementioned loan covenants.
Aggregate maturities of borrowing arrangements excluding discounts, at December 31, 1996, are as shown in the chart.

Years Ended December 31
----------------------------------------------------------------------
--
(In thousands)
1997                                                        $498,699
1998                                                          25,000
1999                                                          10,070
2000                                                          25,000
2001                                                               --
2002 and beyond                                               26,000
                                                            $584,769

Interest paid for the years ended December 31, 1996, 1995 and 1994 was $29.9 million, $22.5 million and $21.6 million, respectively.

NOTE D - ORIGINATED LOAN SERVICING, PURCHASED LOAN SERVICING,
EXCESS SERVICING FEES AND OTHER INTANGIBLE ASSETS
----------------------------------------------------------------------
--
The Company elected to adopt FAS No. 122, OAccounting for Mortgage Servicing RightsO for its financial statement reporting beginning January 1, 1995. FAS No. 122 prohibits retroactive application prior to that date.
FAS No. 122 requires that mortgage servicing rights be capitalized when acquired either through purchase or origination for mortgage loans that will be subsequently sold or securitized with the servicing rights retained. The amount of the mortgage servicing right capitalized is based on its fair value relative to the loan as a whole. To determine the fair value of servicing rights created, the Company used the market prices under comparable servicing sale contracts, when available, or alternatively used a valuation model that calculates the present value of future cash flows to determine the fair value of the servicing rights. In using this valuation method, the Company incorporated assumptions that market participants would use in estimating future net servicing income which included estimates of the cost of servicing per loan, the discount rate, float value, an inflation rate, ancillary income per loan, prepayment speeds and default rates.
In determining servicing value impairment, the post-implementation originated servicing portfolio was disaggregated into its predominant risk characteristics. The Company has determined those risk characteristics to be prepayment and foreclosure risks. The Company has disaggregated the portfolio by loan type, investor type and interest rate to reflect those risk characteristics. To determine the fair value for impairment measurement purposes, the Company used the market prices under comparable servicing sale contracts, when available, or alternatively used a valuation model to determine the fair value of the servicing rights.

The fair value of post-implementation Originated Loan Servicing was $109.5 million and $56.4 million at December 31, 1996 and 1995, respectively. Originated loan servicing and the related valuation allowance activity for 1996 and 1995 were as follows:

In thousands                         1996                        1995
--------------------------------------------------------------------------------
----------------
                                     Originated      Valuation   Originated      Valuation
                                     Loan Servicing, Allowance,  Loan Servicing, Allowance,
                                     Net of          Originated  Net of          Originated
                                     Amortization    Servicing   Amortization    Servicing
Balance at beginning of year         $ 58,905       $(2,552)   $     --         $     --
Additions                             128,343             --     97,751               --
Scheduled amortization                (8,321)             --    (3,067)               --
Impairment additions charged to
 operations                                --        (3,589)         --          (3,517)
Impairment reductions credited to
 operations                                --          2,052         --               --
Basis on servicing sales             (67,159)             --   (35,779)              965
--------------------------------------------------------------------------------
----------------
                                     $111,768       $(4,089)    $58,905         $(2,552)

================================================================================
================

Purchased loan servicing and excess servicing fees, net of accumulated amortization were as follows:

                                   Purchased Loan Servicing,     Excess
Servicing Fees,
                                   Net of Amortization           Net of
Amortization
In thousands                       1996      1995      1994      1996      1995     1994
--------------------------------------------------------------------------------
----------------
Balance at beginning of year       $1,163    $1,933    $2,907   $20,559   $ 7,001   $ 3,588
Additions                              --        80       131    37,937    49,110     5,407
Scheduled amortization              (604)     (725)     (964)  (2,498)    (1,878)     (630)
Amortization resulting from higher
 than anticipated prepayments          --        --       --      (125)   (2,800)        --
Basis on servicing sales               --     (125)     (141)  (30,333) (30,874)    (1,364)
--------------------------------------------------------------------------------
----------------
Balance at end of year             $  559    $1,163    $1,933   $25,540   $20,559    $7,001
================================================================================
================

Other intangible assets consist of the following:

December 31                               1996      1995
--------------------------------------------------------------
In thousands
Goodwill                                  $7,479    $7,412
Book of insurance business                 3,354        55
Organization costs                         1,731     1,641
Trademark                                    349       349
--------------------------------------------------------------
                                          12,913     9,457
Accumulated amortization                 (3,522)   (3,019)
--------------------------------------------------------------
                                          $9,391    $6,438
==============================================================

NOTE E - PROPERTY AND EQUIPMENT
----------------------------------------------------------------------
--Property and equipment consists of the following:

December 31                                        1996      1995
----------------------------------------------------------------------
--In thousands
Land                                               $ 3,900   $ 3,900
Building                                            17,230    17,163
Furniture and equipment                             49,674    40,567
Leasehold improvements                               2,191     1,500
----------------------------------------------------------------------
--                                                            72,995
63,130
Accumulated depreciation
 and amortization                                 (34,454)  (26,791)
----------------------------------------------------------------------
--                                                           $38,541
$36,339
======================================================================
==

NOTE F - RETIREMENT AND 401(K) SAVINGS PLAN AND SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
----------------------------------------------------------------------
--
The Company has a defined contribution Retirement Plan and 401(k) Savings Plan which covers substantially all employees. The CompanyOs
contributions   to   the   Retirement   Plan   are   equal   to   4%   of    the
participantsO   compensation   and  were  $1.8  million,   $2.0   million,   and
$1.9 million in 1996, 1995, and 1994, respectively. The Company began contributions to the 401(k) Savings Plan in 1996 equal to 50% of the
participantsO  contributions  not  to  exceed  the  lessor  of  1  1/2%  of  the
participantsO basic compensation or the maximum amount permissible under the plan. Company contributions for the 401(k) Savings Plan were $0.9 million in 1996. The Retirement Plan contains a vesting schedule graduated from three to seven years of service, and the 401(k) Savings
Plan  contains  a  vesting  schedule  graduated  from  one  to  four  years   of
service.
The Company has a Supplemental Executive Retirement Plan, which covers certain members of management. The plan benefits accrue as a percentage of the portion of each participantOs annual salary and bonuses in excess of the amount included in the retirement plan covering all employees. The cost of the Plan was $87,000, $69,000, and $30,000 in 1996, 1995 and 1994, respectively. The plan is an unfunded plan.

NOTE G - PREFERRED STOCK, STOCK PLANS AND STOCK RIGHTS PLAN
----------------------------------------------------------------------
--
The Board of Directors of the Company is authorized, without further action of stockholders of the Company, to issue up to 20,000,000 shares of Preferred Stock in one or more classes or series and to fix the number of shares constituting such series, the designations, relative rights, preferences and limitations relating to shares of any such series.
The CompanyOs Board of Directors has authorized the issuance of a series of Preferred Stock consisting of 1,000,000 shares of Series A
Convertible Preferred Stock par value $0.01 per share, with a dividend rate of $0.20 per annum and for which unpaid dividends are cumulative. Unpaid cumulative dividends were $667,000 and $517,000 at December 31, 1996 and December 31, 1995, respectively. The Company has the option to convert each share of Convertible Preferred Stock into one share of
Common  Stock.  At  December  31,  1996  and  1995,  748,179  shares  of  Series
A Convertible Preferred Stock were outstanding, all of which are held by Fairfield Financial Holdings, Inc., a wholly-owned subsidiary.

During 1992, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a ORightO) for each outstanding share of Common Stock. The Rights are not currently exercisable and are attached to all outstanding shares of Common Stock. The Rights will generally separate from the Common Stock and be distributed to registered holders of the Common Stock upon
(1) acquisition of beneficial ownership by a person or persons of 15% or more of the CompanyOs Common Stock, (2) a tender offer or exchange offer for 15% or more of the CompanyOs Common Stock which is not approved by the board of directors of the Company, or (3) the declaration by the board that any person holding 10% or more of the CompanyOs Common Stock is an Oadverse personO (generally, an adverse person is a party seeking a financial gain by taking actions that are not in the interest of the remaining stockholders). Each Right gives the registered holder the right to purchase from the Company one one-hundredth of a share of Series A Cumulative Preferred Stock upon certain terms and subject to certain conditions. The Company has a stock option plan (the OPlanO) that provides for the granting of non-qualified and qualified options to employees and directors. Options are generally granted at the average market price of the CompanyOs common stock on the date of grant, vest over a three-year period of equal amounts each year and expire 10 years after the date of grant. Stock option transactions under the Plan were as follows:

                                                        Weighted-Average
                                      Options           Exercise Price
Options
                                      1996              1996
1995
--------------------------------------------------------------------------------
----------------
Outstanding options at beginning
 of year                                  1,338,193      $18.18                   1,323,379
   Options granted                          234,475      $25.63                     236,822
   Options exercised                       (39,005)      $15.35                   (143,915)
   Options expired or canceled              (3,457)      $19.88                    (78,093)
--------------------------------------------------------------------------------
----------------
 Outstanding options at
   end of year                            1,530,206      $19.39                   1,338,193
--------------------------------------------------------------------------------
----------------

Exercise price:
 Per share for options
   exercised during
   the year                          $11.50-$18.625                           $11.50-$24.19
 Per share for options outstanding
   at end of year                    $11.50-$29.375                          $11.50-$29.375
Weighted-average fair value of
 options granted                            $ 12.90                                  $ 8.78
Weighted-average contractual life of
 options outstanding (in years)                 7.6                                     5.6

Of the outstanding options as of December 31, 1996, 1,306,189 options were immediately exercisable under the Plan. Options designated for future grants under the Plan were 149,521 and 446,294 as of December 31, 1996, and December 31, 1995, respectively.
The Company has an Employee Stock Purchase Plan which covers substantially all employees. Employees may purchase stock at a price equal to 85% of the lower stock price at the beginning or the end of the purchase period. The Company issued 97,924 shares of Common Stock for the Employee Stock Purchase Plan at $16.7875 per share on December 31, 1996, and 95,193 shares at $12.5375 per share on December 31, 1995.

The   Company   currently  follows  Accounting  Principles  Board  Opinion   No.
25, OAccounting for Stock Issued to EmployeesO (APB 25) and related interpretations in accounting for its stock options. Under APB 25, because the exercise price of the CompanyOs employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company intends to follow the provisions of APB 25 for future years.
Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, OAccounting for Stock-Based CompensationO (OStatement 123O), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.5% and 7.4%; dividend yields of 1.5% and 1.5%; volatility factors of the expected market price of the CompanyOs common stock of .50 and .50; and a weighted-average expected life of the options of 7 years.
The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting
restrictions   and  are  fully  transferable.  In  addition,  option   valuation
models   require   the   input  of  highly  subjective   assumptions   including
the expected stock price volatility. Because the CompanyOs employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in managementOs opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
For  purposes  of  pro  forma  disclosures, the  estimated  fair  value  of  the options is amortized to expense over the optionsO vesting period. The CompanyOs pro forma net income and earnings per share determined as if the Company had accounted for its employee stock options under Statement 123 follows
(in thousands except for earnings per share information):

                                                1996        1995
----------------------------------------------------------------------
--
Pro forma net income                            $30,625     $39,310
Pro forma earnings per share                    $  2.14     $  2.61

NOTE H - INCOME TAXES
--------------------------------------------------------------------------------
----------------
Significant components of the CompanyOs deferred tax liabilities and assets as of December 31, 1996 and 1995, are as follows:

Years Ended                                                 1996           1995
--------------------------------------------------------------------------------
----------------
In thousands
Deferred tax liabilities
 Warehouse capitalized origination costs                    $   533        $
875
 Depreciation                                                 4,079
4,062
 Originated and excess servicing                             40,635
20,099
 Other                                                          247
543
--------------------------------------------------------------------------------
----------------
Total deferred tax liabilities                              $45,494
$25,579
================================================================================
================
Deferred tax assets:
 Purchased servicing                                          1,916
3,011
 Loss, foreclosure & other book reserves                      2,080
2,295
 Accrued expenses                                               549
876
 Other                                                          512
464
--------------------------------------------------------------------------------
----------------
Total deferred tax assets                                   $ 5,057        $
6,646
--------------------------------------------------------------------------------
----------------
Net deferred liability                                      $40,437
$18,933
================================================================================
================

During 1996, net income of the Company was entirely from the U.S. Significant components of the provision for income taxes are as follows:

Years Ended                                          1996             1995           1994
--------------------------------------------------------------------------------
----------------
In thousands
Current:
 Federal                                             $   371         $ 3,845         $ 2,297
 State                                                   154             484             758
--------------------------------------------------------------------------------
----------------
Total Current                                            525           4,329           3,055
--------------------------------------------------------------------------------
----------------
Deferred:
 Federal                                             $17,133         $14,271               0
 State                                                 4,371           4,662               0
--------------------------------------------------------------------------------
----------------
Total Deferred                                        21,504          18,933               0
--------------------------------------------------------------------------------
----------------
                                                     $22,029         $23,262         $ 3,055
================================================================================
================

The reconciliation of income tax expense at the U.S. federal statutory tax rate to income tax expense calculated for financial reporting purposes is:

Years Ended                                1996             1995            1994
--------------------------------------------------------------------------------
----------------
In thousands                                         %                %                 %
Tax at U.S. statutory rate                 $19,244   35     $22,301  35
$3,933                                     35
State income taxes net of federal benefit    2,941    5       3,345   5
590                                        5
Change in valuation allowance                    0  ---      (2,519) (4)
(1,971)                                    (17)
Other                                         (156)  ---        135   1
503                                        4
--------------------------------------------------------------------------------
----------------
                                           $22,029   40     $23,262  37
$3,055                                     27
================================================================================
================

Income taxes paid in 1996, 1995 and 1994 totaled $2.5 million, $7.7 million, and $7.5 million, respectively.

NOTE I - LEASES
--------------------------------------------------------------------------------
----------------
The Company occupies certain office space and rents equipment under various operating leases which expire at various dates through 2001. Future minimum payments consist of the following at December 31, 1996.
Rental expense for the years ended December 31, 1996, 1995 and 1994, was $13.9 million, $14.6 million and $17.2 million, respectively.

Years Ended December 31
--------------------------------------------------------------
In thousands
1997                                              $12,545
1998                                                8,155
1999                                                4,009
2000                                                1,865
2001 and beyond                                       992
--------------------------------------------------------------
Total                                             $27,566
==============================================================

NOTE J - MORTGAGE SERVICING PORTFOLIO AND RELATED OFF-BALANCE SHEET RISK AND INSURANCE COVERAGE
--------------------------------------------------------------------------------
----------------
The CompanyOs origination and servicing activities are primarily concentrated within the states of California, Texas, Virginia, Arizona and Maryland. The CompanyOs servicing portfolio is comprised of the following:

December 31                   1996                 1995                  1994
--------------------------------------------------------------------------------
----------------
                              Number  Principal    Number   Principal    Number  Principal
                              of      Balance      of       Balance      of      Balance
                              Loans   Outstanding  Loans    Outstanding  Loans   Outstanding
GNMA FHA/VA                    29,772 $ 2,646       28,041  $ 2,488       21,611 $ 1,900
Conventional loans & other    107,043  10,647      115,276   11,621      130,236  12,936
Loans subserviced for others        3       --           3        --          41       3
--------------------------------------------------------------------------------
----------------
                              136,818 $13,293      143,320  $14,109      151,888 $14,839
================================================================================
================

The above amounts exclude servicing rights, which had been sold but were being subserviced by the Company prior to transfer, of $2,646 million, $2,146 million and $1,224 million as of December 31, 1996, 1995 and 1994, respectively.
The Company is required to advance, from corporate funds, escrow and foreclosure costs for loans which it services. A portion of the advances is not recoverable for loans serviced for GNMA. In addition, VA insurance only protects the Company from losses for a set percentage of the initial loan amount or a set dollar amount. As of December 31, 1996 and 1995, a reserve for the unrecoverable advances and losses of approximately $852,000 and $798,000 has been established for GNMA loans in default. GNMA FHA/VA losses including GNMA VA no-bid losses for the years ended December 31, 1996, 1995 and 1994, were $1,444,000, $949,000 and $572,000, respectively.
Upon foreclosure, a FHA/VA property is typically conveyed to HUD or VA. However, when it is in the VAOs financial interest, they have the authority to deny conveyance of the foreclosed property to the VA (OVA no-bidO). The VA instead reimburses the Company based on a percentage of the loansO outstanding principal balance (OguaranteeO amount). For GNMA VA no-bids, the foreclosed property is conveyed to the Company, and the Company then assumes the market risk of disposing of the property, GNMA VA no-bid losses were approximately $1,270,000 and $685,000 during 1996 and 1995, respectively. There were no significant GNMA VA no-bid losses for the year ended December 31, 1994. Prior to conveying title to HUD on FHA loans that have been foreclosed upon, the Company is required to return the property to an inhabitable condition. The cost of returning the property to an inhabitable condition is not recoverable from HUD. The related reserve for unrecoverable advances and losses on FHA/VA loans in default for potential no-bid losses as of December 31, 1996 and 1995 is included in the reserve for unrecoverable advances described above.

The Company has servicing agreements with certain investors which require the repurchase of real estate mortgages in the event of default by the primary and, if applicable, secondary obligors. The aggregate principal balances outstanding as of December 31, 1996 and 1995 relating to these agreements are approximately $8.2 million and
$16.8 million, respectively. As of December 31, 1996, there have been no significant repurchases of loans under the terms of the servicing agreements. The Company has the ability to meet these funding requirements under normal business circumstances.
At   December  31,  1996  and  1995,  the  number  of  loans  in  the  CompanyOs servicing portfolio included loans collateralized by California properties of 37% and 45%, respectively, and loans collateralized by Texas properties of 12% and 14%, respectively. Loans from no other
state   exceed  5%  of  the  number  of  loans  in  the  portfolio   of   either
year.
The   Company   sold   servicing   rights   for   mortgages   with   outstanding
principal balances of $8.2 billion, $6.7 billion and $9.9 billion during the years ended December 31, 1996, 1995 and 1994, respectively.
These   sales   resulted  in  gains  of  $37.6  million,   $46.0   million   and
$120.7 million.
The Company has issued various representations and warranties associated with whole loan and bulk servicing sales. These representations and warranties may require the Company to repurchase defective loans as defined in the applicable servicing and sales agreements. At December 31, 1996 and 1995, the Company had reserved $4.5 million and $3.6 million, respectively, for potential losses resulting from these representations and warranties.
Errors and omissions coverage was $23.5 million and fidelity bond insurance coverage under a mortgage bankerOs bond was $47.0 million at December 31, 1996 and 1995.

NOTE K - MORTGAGE LOAN PIPELINE, HEDGES AND RELATED OFF-BALANCE SHEET
RISK
----------------------------------------------------------------------
--
The Company enters into financial instruments with off-balance sheet risk in the normal course of business through the origination and sale of mortgage loans and the management of the related loss exposure caused by fluctuations in interest rates. These financial instruments include commitments to extend credit (e.g., mortgage loan pipeline), mandatory and optional forward commitments, and other hedging instruments.
The CompanyOs pipeline of loans in process totaled approximately $2.1 billion and $2.4 billion as of December 31, 1996 and 1995, respectively.  Until  a  rate  commitment  is  extended  by  the  Company  to  a borrower, there is no market risk to the Company. Loans in process for which interest rates were committed to the borrower totaled approximately $534.7 million and $509.9 million as of December 31, 1996 and 1995, respectively.
For   loans   in   process   for  which  interest  rates   were   committed   to
borrowers,  the  Company  determines  daily  what  portion  of  those  loans  to hedge. In making this determination, both the anticipated percentage of the pipeline that is expected to fund and the inherent risk position of the portfolio are considered.
Mandatory and optional forward commitments are used by the Company to hedge its interest rate exposure during the period from when the
Company extends an interest rate lock to a loan applicant until the time in which the loan is sold to an investor. These instruments
involve,   to   varying   degrees,  elements  of  credit   and   interest   rate
risk. Credit risk is managed by the Company by entering into agreements only with Wall Street investment bankers with primary dealer status and with permanent investors meeting the credit standards of the Company. At any time the risk to the Company, in the event of default by the purchaser, is the difference between the contract price and current market value, which amount is a percentage of the
outstanding  commitments.  To  the  extent  that  the  counterparties  are   not
able  to  fulfill  the  forward commitments, the  Company  is  at  risk  to  the extent that there are fluctuations in the market value of the mortgage loans and locked pipeline.
Realized gains and losses on mandatory and optional delivery forward commitments are recognized in gain (loss) from sales of loans in the period settlement occurs. Unrealized gains and losses on mandatory and optional forward commitments are included in the lower of cost or market valuation adjustment to mortgage loans held for sale. At December 31, 1996 and 1995, the Company had mandatory and optional forward commitments aggregating $756.9 million and $589.1 million, respectively, which covered the market risk associated with the real estate loans held for sale to investors of $554 million and $527 million, respectively, and the pipeline loans for which interest rates were committed of $534.7 million and $509.9 million, respectively.
The Company had adequate lines of credit at December 31, 1996 and 1995 to fund its projected loan closings from its mortgage loan pipeline.
At December 31, 1996 and 1995, the Company had firm commitments outstanding to fund residential mortgages for various builders totaling $96.0 million and $38.0 million, respectively. These commitments expose the Company to market risk as the builder has the option to require the Company to fund loans to borrowers at precommitted interest rates. The Company hedges its optional builder commitments by investing in put and call options to sell and purchase
Treasury bonds and notes and in over-the-counter put and call options to sell and purchase mortgage-backed securities. During 1996 and 1995, the Company did not have any significant open put or call options.

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS
----------------------------------------------------------------------
--
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
* Cash and cash equivalents, warehouse line of credit, purchase money notes and commercial paper: The carrying amounts of the assets and liabilities approximate fair value because of the short maturity of those instruments.
*  Real  estate  loans  held  for  sale (LHS) to  investors  and  mandatory  and
optional   delivery   forward  commitments  used  to  hedge  market-rate   risk:
Fair values of LHS and commitments are based on quoted market prices.
* Excess servicing fees: Fair values for excess servicing fee assets approximate the present values, based on market interest rates for similar instruments, of the difference between the normal and stated servicing fees over the estimated lives of the underlying mortgage loans. The estimated lives of the loans used by the Company are based on the median prepayment rates forecasted by several large brokerage firms.
*   Notes   payable  and  subordinated  debt:  The  fair  value   is   estimated
using discounted cash flow analysis for similar types of borrowing arrangements to companies with similar credit standing.
* Loans in process for which interest rates were committed to the borrower (locked pipeline) and mandatory and optional-delivery forward commitments used to hedge market-rate risk: Fair values of the locked pipeline, allowing for estimated fallout based on historical experience and commitments, are based on quoted market prices.

The   following   table  presents  the  carrying  amounts  and  estimated   fair
values   of   certain  of  the  CompanyOs  financial  instruments  at   December
31, 1996 and 1995.

In millions              1996                1995
----------------------------------------------------------------------
--
                         Carrying             Carrying
                         Amount    Fair Value Amount    Fair Value
Financial assets:
 Real estate loans for
   sale to investors     $554.4   $557.5      $526.9    $532.3
 Locked Pipeline              ---   (1.8)       ---        3.1
 Forward Delivery
   Commitments                ---    5.4        ---       (2.2)
----------------------------------------------------------------------
--
 Net                      554.4    561.1       526.9     533.2
======================================================================
==
 Excess servicing fees     25.5     26.8        20.6      20.8
Financial liabilities:
 Notes payable            (75.7)   (75.5)      (74.8)    (74.7)
 Subordinated debt        (10.1)   (10.1)      (10.1)    (10.1)

The   carrying  amounts  shown  in  the  table  are  included  in  the   balance
sheet under the indicated captions.

NOTE M - DOWNSIZING EXPENSES
Beginning  in  the  second  quarter  of  1994,  the  CompanyOs  loan  production volumes began to decline significantly. The decline in volume was consistent with overall industry trends and was the result of a contracting origination market caused by sharp increases in interest rates. Lower origination volumes resulted in production over capacity within the mortgage banking industry. In addition, industry overcapacity intensified price competition reducing margins throughout the CompanyOs branch origination network.
During 1994, management developed a plan to downsize the CompanyOs production capacity in order to adjust to the contracted loan origination market. Management first reduced headcount throughout its branches and at its corporate office in order to bring personnel costs in line with lower production levels. Approximately 1,100 employees were terminated during 1994 as a result of the downsizing efforts. Total severance expenses recognized for the year were $2.5 million.

December 31,                             1996      1995      1994
----------------------------------------------------------------------
--
Occupancy lease costs, net
 of recovery on subleases                $293      $  907    $3,397
Fixed asset write-offs and
 equipment lease buyouts                  160         236     1,438
Severance costs                             --          --       40
Other                                      81          89       302
           ---------------------------------------------------------------------
-                                                                           $534
$1,232                                   $5,177
======================================================================
==

Management also identified unprofitable and marginally profitable production locations and decided to close 29 facilities. Each lease on the closed branches was evaluated for a possible buyout or sublease
arrangement   to  either  eliminate  or  reduce  the  future  lease  obligations associated with the closed production facilities. Based on this analysis, the Company established a reserve totaling $3.8 million which was charged to expense in the fourth quarter of 1994. At December 31, 1996, 1995 and 1994, $293,000, $907,000 and $3.4 million in the reserve remained. During the fourth quarter of 1994, the Company also recorded a reserve totaling $1.6 million for write-offs of leasehold improvements, furniture and equipment and terminations of certain equipment leases for assets located at the production facilities identified above. At December 31, 1996, 1995 and 1994, $160,000, $236,000 and $1.4 million of the reserve remained.
Downsizing expenses incurred during 1994 were $8.5 million. There were no downsizing expenses incurred during 1995 or 1996. The related
reserves  at  December  31,  1996,  1995  and  1994  are  shown  in  the   above
chart.
Management believes that remaining reserves are adequate to cover future costs expected to be incurred from remaining payments required from the downsizing plan.

NOTE N - CONTINGENCIES
The Company is a defendant in litigation arising in the normal course of its business. Although the ultimate outcome of pending litigation cannot be reasonably estimated at this time, the Company believes that any liability resulting from the aggregate amount of damages for outstanding lawsuits and claims will not have a material adverse effect on its financial position.
NOTE O - QUARTERLY FINANCIAL DATA
----------------------------------------------------------------------
--

1996 UNAUDITED
----------------------------------------------------------------------
--
Dollars in
thousands, except
per share data      First     Second    Third     Fourth    Total
Revenues            $68,562   $77,163   $76,836   $84,232   $306,793
Costs and expenses   56,128    62,698    61,961    71,024    251,811
Income before
 income taxes        12,434    14,465    14,875    13,208     54,982
Income tax expense    4,974     5,794     5,950     5,311     22,029
Net income          $ 7,460   $ 8,671   $ 8,925   $ 7,897   $ 32,953
======================================================================
==
Net income per share          $  0.50   $  0.61   $  0.64   $  0.57
$   2.30
======================================================================
==
Stock price per
 Common Share:
 High               26.250    20.750      19.000    23.000
 Low                19.750    15.750      15.000    18.625
----------------------------------------------------------------------
--
Dividends per
 Common Share       $ 0.06    $ 0.06    $ 0.06    $   0.06  $  0.24
======================================================================
==

1995 UNAUDITED
----------------------------------------------------------------------
--
Dollars in
thousands, except
per share data      First     Second    Third     Fourth    Total
Revenues            $53,736   $67,267   $74,579   $79,198   $274,780
Costs and expenses   45,039    51,325    55,029    59,670    211,063
Income before
 income taxes         8,697    15,942    19,550    19,528     63,717
Income tax expense    3,039     5,893     7,427     6,903     23,262
----------------------------------------------------------------------
--
Net income          $ 5,658   $10,049   $12,123  $ 12,625   $ 40,455
======================================================================
==
Net income per share          $  0.38   $  0.67   $  0.80   $  0.84
$   2.69
======================================================================
==
Stock price per
 Common Share:
 High                18.125    25.875    26.000     25.375
 Low                 14.500    17.125    20.000     20.250
----------------------------------------------------------------------
--Dividends per
 Common Share       $  0.06   $  0.06   $  0.06   $  0.06   $   0.24
======================================================================
==

CORPORATE DIRECTORY

BOARD OF DIRECTORS

JOHN F. FARRELL, JR.
Chairman of the Board and
Chief Executive Officer

TERRANCE G. HODEL
President and
Chief Operating Officer

WILLIAM L. BROWN*+
Former Chairman and
Chief Executive Officer
Bank of Boston

WILLIAM F. CONNELL*+
Chairman and Chief Executive Officer
Connell Limited Partnership

MAGNA L. DODGE*
Senior Vice President
Lehman Brothers Inc.

WILLIAM O. MURPHY+*
Retired Partner
Simpson Thacher & Bartlett

ROBERT J. MURRAY*+
Chairman,
Chief Executive Officer and President
New England Business Services

JAMES B. NICHOLSON+
President and Chief Executive Officer
Pressure Vessel Services, Inc.


SENIOR OFFICERS

JOHN F. FARRELL, JR.
Chairman of the Board and
Chief Executive Officer

TERRANCE G. HODEL
President and
Chief Operating Officer

HAROLD B. BONNIKSON
Executive Vice President
Residential Loan Production

MICHAEL G. CONWAY
Executive Vice President
Secondary Marketing and
Credit Risk Management

ROBERT J. GALLAGHER
Executive Vice President
Planning and Business Development

MARTIN S. HUGHES
Executive Vice President,
Chief Financial Officer and Treasurer

GARY F. MOORE
Executive Vice President
Information Technology,
Human Resources and Training

ROBERT A. ROSEN
Executive Vice President
Loan Administration

CAROLYN OWENS VOGT
Senior Vice President,
General Counsel and Secretary


* Member of Audit Committee
+ Member of Compensation Committee
* Member of Nominating Committee

STOCKHOLDER INFORMATION

EXECUTIVE OFFICE




North American Mortgage Company
3883 Airway Drive
Santa Rosa, California 95403-1699
707-536-3310
Internet: www.namc.com


TRANSFER AGENT AND REGISTRAR

The Bank of New York
101 Barclay Street
New York, New York 10286
800-524-4458


ANNUAL MEETING OF SHAREHOLDERS

To be held at Chase Manhattan Bank, 270 Park Avenue, 3rd floor, New York, New York, at 10:00 a.m. (Eastern time) on May 28, 1997.


COMMON STOCK

Shares  of  North  American  Mortgage  Company  are  traded  on  the  New   York
Stock   Exchange  under  the  symbol  NAC.  As  of  February  18,  1997,   North
American Mortgage Company had 997 registered stockholders of record.



STOCKHOLDER INQUIRIES




Communications concerning stock transfers, lost certificates, changes of address and dividend payments should be directed to the Transfer
Agent (see above). The CompanyOs Form 10-K as filed with the Securities and Exchange Commission will be provided without charge, but without exhibits. Requests should be addressed to:

Martin S. Hughes
Executive Vice President
Investor Relations
North American Mortgage Company
3883 Airway Drive
Santa Rosa, California 95403-1699


INVESTOR RELATIONS

Inquiries   concerning  the  Company  or  its  operations  should  be   directed
to:

Martin S. Hughes
Executive Vice President
North American Mortgage Company
3883 Airway Drive
Santa Rosa, California 95403-1699
707-523-5049


EMPLOYEES

As of January 31, 1997, the Company
had 2,877 employees.