Form 10-K405/A, Exhibit 13
period 1996-12-31
NORTH AMERICAN MORTGAGE CO
filed 1997-04-02
CIK 882261

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

COMPANY OVERVIEW
North American Mortgage Company is a leading U.S. mortgage banker funding $9.5 billion in loans for the purchase or refinance of homes in 1996 and operating more than 100 loan production offices in 32 states. The Company is the nation's third largest independent mortgage banker and ranks in the top dozen of all home mortgage lenders It offers a wide array of loan products and programs to consumers realty brokers, mortgage brokers and builders, and in addition provides related financial products, including home equity credit and full lines of insurance. The Company also services Mortgage loans and ended 1996 with a servicing portfolio of $13.3 billion.

[PHOTO]

TO OUR STOCKHOLDERS

During the past year, North American Mortgage Company completed the investment phase of the corporate strategy we developed to strengthen, diversify and grow the Company. Many key initiatives are now fully implemented and others are well underway. We believe that, due to strategic decisions and additional investments made during the past two years, the Company is well positioned to succeed in today's difficult mortgage-banking environment.

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

The recent trend toward consolidation in our industry shows no signs of abating. Commercial banks have become major players in the mortgage market through banking industry consolidation and the acquisition of independent mortgage companies. North American Mortgage Company faces larger and more powerful competitors than ever before. Fewer companies control more of the market. At the beginning of the decade, the combined market shares of the 25 largest originators accounted for little more than one-quarter of the total, while in 1996 the same group captured nearly 40 percent. Consolidation has also resulted in price competition, driving the Company's price subsidies to borrowers to an average of 35 basis points on loans originated in 1996, compared with 32 basis points in 1995 and 22 basis points in 1994.

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

STRENGTHENING OUR CORE BUSINESS North American Mortgage Company has gained capacity through expanded operations and a continuing push for efficiencies, with a focus on processing. From our origins in California, your Company has sought and achieved a national presence that allows us to take full advantage of the regional nature of business cycles, expanding where the local economy is growing. With 109 offices in 32 states in every region of the country, our expansion drive is now complete. We have also worked to become a more efficient producer with the full implementation of our re- engineered loan processing system, developed in consultation with Coopers & Lybrand.

ENTERING RELATED BUSINESSES In today's competitive climate, a broad market presence and efficient operations cannot, in themselves, ensure the continued financial health of your Company. We are engaged in ongoing evaluation of and entry into closely related businesses that draw on our core competencies as mortgage bankers, businesses where we can capitalize on our existing distribution network and physical and technological infrastructure. We look for opportunities in higher-margin businesses that will generate additional revenue streams and that will offset the cycles of the mortgage industry. In prior years, we took the first steps of introducing insurance, home equity and credit card products.

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

We also introduced an affinity program with United Airlines that offers members of United's frequent flier program miles for mortgages, and we are actively investigating similar programs with market leaders in travel and other industry sectors.

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



[s/John F. Farrell, Jr.]                            [s/Terrance G. Hodel]
John F. Farrell, Jr                                 Terrance G. Hodel
Chairman of the Board                               President
Chief Executive Officer                             Chief Operating Officer

March 14, 1997

FINANCIAL HIGHLIGHTS

Years ended December 31,          1996         1995        1994          1993
--------------------------------------------------------------------------------
Loan production In millions      $9,473       $7,495      $9,755       $17,607
Servicing portfolio
In millions                     $13,293      $14,109     $14,839       $17,280
Net income In thousands         $32,953      $40,455      $8,182       $47,694
Total assets In thousands      $853,657     $746,368    $765,374    $1,627,843
Stockholders' equity
In thousands                   $203,401     $193,144    $153,105      $165,380
Net income per share              $2.30        $2.69       $0.53         $3.17
Average shares outstanding
In thousands                     14,317       15,039      15,480        15,035

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

LOAN ORIGINATIONS($ IN BILLIONS)
[BAR CHART]
-----------------------------------
'95                    '96
7.5                    9.5
-----------------------------------
5

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

Over the past five years, we have achieved a significant presence in all major markets. We are particularly pleased with the performance of our Midwest and Northeast regions, both operations we built from the ground up. Within four years of start-up, together the Midwest and Northeast regions have grown to generate more than one-quarter of the Company's total fundings.

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

The wholesale channel, which produces a higher percentage of refinancings than retail production, is based on the Company's relationship with a network of more than 6,500 independent mortgage brokers. The Company maintains ties with this broker network through calling officers and marketing seminars, which are designed to increase awareness of the Company's loan products and to assist brokers in educating their customers.

AN ARRAY OF PROGRAMS AND PRODUCTS We believe that providing consumers with a diverse array of attractive programs and products is a way to differentiate North American Mortgage Company in the marketplace. Accordingly, we have created programs that are directed primarily at purchase loans and are targeted to different kinds of consumers and markets. These programs are particularly important to maintaining a healthy retail channel, and they performed well in 1996. Purchase Express(R), for example, is an advance credit approval program intended to build customer loyalty. As popular among realty brokers as it is among buyers, Purchase Express accounted for 24 percent of the Company's total retail fundings in 1996.

RETAIL/WHOLESALE COMPARISON
($ In Millions)
[BAR CHART]
   '94        '95         '96
----------------------------------
*  3,822      3,312      3,995
+  5,933      4,183      5,478
----------------------------------
* Retail
       + Wholesale

FUNDING BY REGION
(% of Total Funding)
[CHART BY REGION]
                   '94        '95         '96
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

    '94         '95          '96
----------------------------------
+    933       1,070        1,086
*    692         732         n/a
----------------------------------
             + NAMC*
             * MBA**
* North American Mortgage Company
**Mortgage Bankers Association

LOAN DELINQUENCY RATE
(INCLUDES FORECLOSURES)
[BAR CHART]
     '94        '95         '96
----------------------------------
+    2.43%     3.06%       3.43%
*    5.28%     5.40%       5.40%
----------------------------------
+ North American Mortgage Company
* Mortgage Bankers Association

Some of the Company's most successful loan programs are aimed at fast-growing but traditionally underserved segments of the overall mortgage market. Opening Doors for America(TM)is a community lending program that uses such vehicles as special loan programs, flexible underwriting, outreach and education to help make home buying a reality for first-time, low- to moderate-income and minority purchasers. This commitment has benefited communities across the country, and it has had a significant impact on the Company, accounting for $2.6 billion of our 1996 production. Opening Doors for America has also earned us recognition from the Federal Housing Administration as one of the nation's top five FHA lenders to African-American, Asian-American and Hispanic households.

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

CROSS-SELLING PRODUCTS TO CURRENT CUSTOMERS North American Mortgage Company has a broad database of qualified customers - new homebuyers, refinancers and those whose loans it services - who are potential buyers of related products and services. New homeowners, for example, frequently encounter changing insurance requirements, and the Company has expanded its product lines through its subsidiary North American Mortgage Insurance Services (NAMIS) to serve them. NAMIS has a dedicated sales force operating in conjunction with the Company's production branches and from its headquarters in Santa Rosa. The insurance operation offers homeowners, auto and life insurance and is licensed to write policies in most states where the Company originates loans.

The Company more than doubled the size of its insurance portfolio in 1996 with the acquisition of the assets of Lomas Insurance Services, a national provider of personal lines insurance products and services. At year-end, NAMIS had 89,068 policies in force, compared with 33,225 at the close of 1995.

In December 1995, the Company introduced EquityEdge,(TM)a home equity line of credit. Homebuyers can take advantage of this convenient product at the time of a mortgage loan closing with virtually no extra paperwork. Some customers use the credit line for immediate improvements, some employ it to eliminate the need for mortgage insurance or to reduce a "jumbo" loan to meet the conforming limit, and some simply want to have a cushion for unexpected expenses. EquityEdge is also available as a stand-alone product, allowing homeowners to draw on the equity in their homes to meet such needs as home improvements, major purchases, college tuition or debt consolidation while taking advantage of tax benefits. In 1996, the product's first year, EquityEdge generated $58.5 million in fundings.

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

In October, the Company officially entered the subprime business in a strategic alliance with ContiMortgage, a subsidiary of ContiFinancial, a major securitizer of subprime loans. ContiMortgage will underwrite and purchase the Company's originations and will also assist us in training our originators and processors in the special characteristics of these loans.

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

SECURITIZING NONCONFORMING LOANS Nonconforming loans, in contrast to subprime loans, are distinguished by size or other characteristics apart from borrower credit. Traditionally, nonconforming loans have been sold to securitizers who offer a patchwork of constantly changing guidelines, leading inevitably to approval delays and inconsistent pricing and underwriting standards. In 1996, North American Mortgage Company studied the option of leveraging the Company's financial strength to create its own nonconforming products. We determined that we can benefit by acting as our own securitizer, gaining control over product, pricing and underwriting while streamlining approval. We plan to complete our first securitization during the second quarter of the year.

UNITED AIRLINES AFFINITY PROGRAM In late 1996, North American Mortgage Company entered into a partnership with United Airlines in a miles-for-mortgage program offered to United's MILEAGE PLUS(R) members. The HouseMiles(TM)program proved immediately popular with consumers because of its special features: a simple formula based on loan amount rather than interest payment, with no ceiling; all miles delivered up front rather than in installments; and the draw of a major airline carrier. The size of the average HouseMiles loan to date is in excess of $156,000, compared with the 1996 Company-wide average of $97,162. The program underscores the value of strategic partnerships with leading companies, an avenue the Company will continue to pursue in 1997.

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

FASTER, BETTER, CLOSER TO THE CUSTOMER Automated credit scoring, introduced in 1995, was fully implemented across all wholesale branches in 1996. This system gives the Company immediate feedback regarding a customer's credit risk and increases the accuracy and consistency of our credit scoring, resulting in greater efficiencies and higher-quality loan originations.

Even more ambitious is the automated underwriting program, which is currently being integrated into the process our underwriters use to do their jobs. We anticipate that this automated system will handle approximately one-third of our loans with very little manual intervention by underwriters, thus saving personnel costs. For the balance of our loan applications, the system will flag specific problems for the underwriter to investigate. Automated underwriting will be moved further forward in the production system. By the fourth quarter of 1997, we expect to have it installed on originators' laptop computers so that they can have an early indication of risk and counsel customers accordingly.

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

[BAR CHART]
---------------------------------
     '94       '95        '96
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

DEVELOPING THE POTENTIAL OF OUR PEOPLE During the past year, we increased our emphasis on branch management training, raising capabilities with new management tools and techniques. In small-group sessions throughout the year, all regional, district and branch managers participated in Branch Management Works, a week-long intensive learning experience at North American Mortgage Company's Santa Rosa headquarters. The curriculum, which was developed at the corporate level with input from the field, covered financial analysis, pricing, planning for growth and sales management.

FINANCIALS

SELECTED FINANCIAL DATA                                                     YEAR ENDED DECEMBER 31
(Amounts in thousands, except Operating and Per Share Data)


SELECTED STATEMENT OF OPERATING DATA                 1996              1995             1994              1993               1992
------------------------------------------------------------------------------------------------------------------------------------
REVENUES:
   Loan administration fees, net                 $ 45,280          $ 41,830         $ 50,574            $  38,784       $   26,314
   Loan origination fees                           84,605            69,282           75,140              125,807           80,860
   Gain (loss) from sales of loans                101,153            81,652          (14,951)              37,912           26,508
   Net interest income                             28,680            27,534           29,491               30,021           24,425
   Gain from sales of servicing                    37,634            46,037          120,739               88,821           52,102
   Other                                            9,441             8,445            7,172                7,594            6,279
                                                    -----             -----            -----                -----            -----

    Total Revenues                               $306,793          $274,780         $268,165            $ 328,939       $  216,488
Expenses:
   Amortization and impairment
  of purchased and originated
    servicing                                      10,462             7,310              965                5,072            5,799
    Other expenses                                241,349           203,753          255,963              250,435          163,233
                                                  -------           -------          -------              -------          -------

    Total Expenses                               $251,811          $211,063         $256,928            $ 255,507       $  169,032
                                                 ========          ========         ========            =========       ==========

Income before income tax expense                   54,982            63,717           11,237               73,432           47,456
Income tax expense                                 22,029            23,262            3,055               25,738            7,290
Net Income                                       $ 32,953          $ 40,455          $ 8,182            $  47,694       $   40,166
                                                 --------          --------          -------            ---------       ----------

Net income per share(1)                          $   2.30          $   2.69          $   .53            $    3.17
                                                 --------          --------          -------            ---------

Dividends per share                              $    .24          $    .24          $   .24            $     .21           $  .05
                                                 --------          --------          -------            ---------           ------
------------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL PRO FORMA INFORMATION(2)
------------------------------------------------------------------------------------------------------------------------------------
Supplemental pro forma net income                                                                                       $   32,456
------------------------------------------------------------------------------------------------------------------------------------
Supplemental pro forma net income per share                                                                                 $ 2.37
------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding(3)             14,317            15,039           15,480              15,035            13,704
                                                   ------            ------           ------              ------            ------


SELECTED BALANCE SHEET DATA AT END OF PERIOD
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                        $ 22,005          $ 12,273         $102,045          $    11,695       $    5,192
Total assets                                      853,657           746,368          765,374            1,627,843        1,020,560
Short-term borrowings(4)                          158,584           146,833          205,175            1,047,357          783,801
Term loan                                              --                --               --                   --           16,388
Purchase money note                                    --                --           10,580               12,091           13,473
Notes payable                                      75,724            74,801           99,699               99,592
Subordinated debt                                  10,070            10,070           10,070               10,070            9,967
Total liabilities                                 650,256           553,224          612,269            1,462,463          945,117
Stockholders' equity/partners'
 capital                                         $203,401          $193,144         $153,105          $   165,380       $   75,443
                                                 ========          ========         ========          ===========       ==========

SELECTED OPERATING DATA ($ in millions)
Volume of loans originated                       $  9,473          $  7,495         $  9,755           $   17,607       $   11,789
Loan servicing portfolio @ end of period(5)      $ 13,293          $ 14,109         $ 14,839           $   17,280       $   11,813
                                                 ========          ========         ========           ==========       ==========


1    1996 and 1995 results are not directly  comparable  to results for 1994 and prior years due to the  adoption of FAS No. 122. See  Financial  Accounting
     Standards Board No. 122, "Accounting for Mortgage Servicing Rights" on page
     23 for further discussion.
2    Supplemental  pro forma net income is computed by  adjusting  revenues  and expenses for interest savings from the net proceeds of the public offering, additional  operating expenses caused by the corporate structure and income taxes on adjusted  net income that would have been  payable had the Company purchased the Partnership at the beginning of the first period presented in
     the  Company's   Registration  Statement  related  to  its  initial  public offering.  Supplemental  pro forma net income per share is then computed on the basis of the weighted average number of shares that would have been outstanding during the year.
3    1992 is pro forma.
4    Short-term  borrowings  are  comprised  of  warehouse  lines of credit  and commercial paper.
5    Excludes servicing rights of $1.4 billion, $2.5 billion, $1.2 billion, $2.1 billion,  and $2.6 billion,  for the years ended December 31, 1992, through
     1996 respectively, which had been sold but were sub-serviced by the Company prior to transfer.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company's revenues from its mortgage origination activities result from loan originations and related fees, interest income earned on mortgage loans that are held by the Company pending their sale and net gains on the sale of mortgage loans. The Company's revenues related to servicing rights are derived principally from loan servicing fees earned on servicing rights and from gains realized on the sale of servicing rights.

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

Mortgage originations from refinances also increased to an estimated $229 billion compared with $156 billion during 1995. As demonstrated in the graph shown below, refinancing activity is especially sensitive to changes in mortgage interest rates. The strongest refinance quarters for the industry over the past two years were the last quarter of 1995 and the first quarter of 1996, when 30-year mortgage rates were generally below the 7.5% level. The overall higher level of refinancings in 1996 compared with 1995 resulted from a particularly slow first half of 1995, when prevailing refinance mortgage rates were on average above borrowers' existing fixed mortgage rates.

                                                      1-4 Family U.S.
                                                   Mortgage Originations*
                                                  ----------------------
($ in Billions)                                  1996     1995      1994
------------------------------------------------------------------------
New and existing home purchases                  $556     $480      $551
Refinancings                                      229      156       222
------------------------------------------------------------------------
Total                                            $785     $636      $773
========================================================================

*Sources: HUD and Mortgage Bankers Association (1996 market data based on current estimates).

INDUSTRY REFINANCING AND 30-YEAR FIXED INTEREST RATES
1995-1996
[BAR/MOUNTAIN CHART]
---------------------------------
Industry
Refinance Fundings (in billions)
---------------------------------
1995      1st Qtr        14
          2nd Qtr        21
          3rd Qtr        54
          4th Qtr        67

1996      1st Qtr        89
          2nd Qtr        59
          3rd Qtr        36
          4th Qtr        45
----------------------------------
30 Year Fixed Interest Rate
----------------------------------
Jan95     9.15%     Jan96    7.03%
Feb95     8.83%     Feb96    7.08%
Mar95     8.46%     Mar96    7.62%
Apr95     8.32%     Apr96    7.93%
May95     7.96%     May96    8.07%
Jun95     7.57%     Jun96    8.32%
Jul95     7.61%     Jul96    8.25%
Aug95     7.86%     Aug96    8.00%
Sep95     7.64%     Sep96    8.23%
Oct95     7.48%     Oct96    7.92%
Nov95     7.38%     Nov96    7.62%
Dec95     7.20%     Dec96    7.60%

The Company's loan origination volume in 1996 of $9.5 billion increased by 26% over the $7.5 billion in 1995. This increase in origination volume is primarily attributable to the general rise in the total level of U.S. mortgage originations and to the positive impact of the Company's retail sales initiatives. During the year, the Company increased its retail branch offices by 15, its satellite locations by 29 and added 172 retail loan officers. Despite these increases, however, the Company's loan origination volumes have been and continue to be negatively impacted by aggressive price competition from other originators. (See discussion of price subsidies following.)

The adjacent tables show the Company's market share and its originations by distribution channel:

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

                                                 COMPANY'S MARKET SHARE*
                                                 ------------------------
                                               1996      1995       1994
-------------------------------------------------------------------------
New and existing home purchases               1.04%     1.08%      0.94%
Refinancings                                  1.57%     1.48%      2.28%
Total                                         1.20%     1.18%      1.26%
-------------------------------------------------------------------------

*Based on total 1-4 Family Mortgage Originations as reported by HUD and Mortgage
 Bankers Association (1996 market data based on current estimates).

                                                COMPANY'S ORIGINATION
                                                BY DISTRIBUTION CHANNEL

 ($ in billions)                         1996         1995         1994
-----------------------------------------------------------------------
Wholesale                               $5.5          $4.2        $5.9
Retail*                                  4.0           3.3         3.9
-----------------------------------------------------------------------
Total                                   $9.5          $7.5        $9.8
-----------------------------------------------------------------------

*Includes telemarketing.

NET INTEREST INCOME - Between the closing of a loan and its sale, the Company's loans are financed by short-term borrowings under a warehouse line of credit, a commercial paper facility and with general corporate funds. The Company's net interest income or loss is the difference between the interest income it earns on the mortgage loans it originates and its interest costs under its short-term borrowings during the holding period. Generally, the Company's net interest income is impacted by: (i) the spread between short-term and long-term interest rates, (ii) the average balance of the Company's real estate loans held for sale and (iii) the level of corporate cash balances and compensating balances used to reduce short-term borrowing costs. A decrease in any of the above factors would have a negative impact on the Company's net interest income.

During 1996, the Company's interest rate spread, its average balance of loans held for sale and its compensating balances used to reduce short-term borrowing costs increased compared with 1995. This increase, however, was largely offset by a reduction in corporate cash used to finance the loans held for sale (see "Liquidity and Capital Resources").

GAIN (LOSS) FROM SALES OF LOANS - In 1996 and 1995, the Company's gain from sales of loans was impacted by three factors: price subsidies, hedging activity and the recognition of gains related to Originated Mortgage Servicing Rights (OMSRs) under FAS No. 122. In 1994, OMSRs were not recognized for accounting purposes, and therefore, the only comparable factors were pricing and hedging. The following paragraphs describe each of these factors.

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

Price competition in the Company's wholesale origination channel was particularly intense throughout 1996 and remained intense even when origination volumes were increasing during the year. In the opinion of management, this prolonged price competition for loans sourced through wholesale brokers has signaled that a secular change has taken place in the pricing structure of this origination channel. To the extent that such pricing pressure continues or intensifies further, the Company's gain on sales of loans will be negatively impacted. Hedging activity: Gains or losses may result from changes in interest rates that result in changes in the market value of the loans, or commitments to purchase loans, from the time the interest rate lock is given to the borrower until the time that the loan is sold by the Company to the investor. The Company uses an options pricing model to provide information to hedge this latter interest rate risk. The Company uses forward delivery contracts for mortgage-backed securities and whole loan sales as hedging instruments. This strategy virtually eliminates basis risk as the borrower's loan is used to satisfy the forward delivery contract. In periods of gradually declining rates with relatively low volatility, such as the Company experienced for most of 1995, the Company's hedging activity generally produces gains. The Company's hedging strategy is negatively impacted during periods of high interest rate volatility or during periods when there is a significant change in the direction of interest rates. The Company experienced both of these conditions during the first nine months of 1996 and, therefore, its hedging profitability for the year was negatively affected.

OMSR impact: OMSR gains result from the creation of servicing rights in the loan origination process. OMSR gains are affected by the volume of loan originations, the product mix of servicing originated and the general market for mortgage servicing rights. (See discussion Financial Accounting Standards Board No. 122, "Accounting for Mortgage Servicing Rights," which follows.)

FINANCIAL ACCOUNTING STANDARDS BOARD NO. 122, "ACCOUNTING FOR MORTGAGE SERVICING RIGHTS" - In May 1995, the Financial Accounting Standards Board issued FAS No. 122, "Accounting for Mortgage Servicing Rights," an amendment to FAS No. 65. Effective January 1, 1995, the Company adopted FAS No. 122. Since FAS No. 122 prohibits retroactive application, the historical accounting results for 1994 and before have not been restated and, accordingly, the accounting results for the years ended December 31, 1996, and December 31, 1995, are not directly comparable to the year ended December 31, 1994. The primary difference between FAS No. 122 and FAS No. 65, as it relates to the Company, is the accounting treatment for the normal servicing fee associated with in-house OMSRs. Virtually all of the Company's originations are in-house, whereby the underlying loan is funded and closed by the Company. Under FAS No. 65, OMSRs were not recorded as an asset. In 1994, the revenues and costs of creating OMSRs were recognized by the Company in the financial statements at the time the underlying loans were sold. As a result of this accounting treatment, the Company's financial statements in 1994 did not recognize any balance sheet or income statement value for the OMSRs created by the Company, even though these OMSRs had a substantial market value. Under FAS No. 122, OMSRs are treated as an asset separate from the underlying loan. In 1996 and 1995, the total cost of creating a mortgage loan was allocated at the time of origination between the loan and the servicing right based on their respective fair values. Additionally, gains on the sales of loans attributable to the allocation of costs to the OMSR were recognized when the related loan was sold, even though the OMSR asset was recognized on the date the loan was originated. A portion of the asset established for OMSRs was amortized and the OMSR asset was analyzed for impairment based on market prices under comparable servicing sale contracts when available or, alternatively, on the expected future net servicing revenue stream. Several financial statement captions reported in the Company's Statement of Operations for the year ended December 31, 1996, and December 31, 1995, were impacted by the adoption of FAS No. 122, including: Gain (loss) from sale of loans, Gain from sales of servicing, and Amortization and impairment of loan servicing. The impact on each of these line items is discussed in detail in the Results of Operations discussion for the years ended December 31, 1996, and December 31, 1995.

SERVICING RIGHTS - The principal balance of the Company's servicing portfolio was $13.3 billion and $14.1 billion at December 31, 1996, and December 31, 1995, respectively. Substantially all of these servicing rights have been obtained through in-house origination sources (i.e., loans which are funded and closed by the Company). As more fully described above, servicing rights for mortgage loans originated prior to 1995 were capitalized on the balance sheet only to the extent of the value of excess servicing, while essentially all of the value of servicing originated since 1995 has been capitalized. As a result of the difference in accounting treatment, the balance sheet carrying value for servicing rights is significantly different depending on whether the servicing was originated before January 1, 1995 (pre-1995), or after January 1, 1995 (post-1995). Management believes that the total fair market value of its pre-1995 servicing rights is substantially more than its carrying value, while the fair market value of post-1995 servicing rights is approximately equal to its total carrying value. In 1996, the Company sold $2.8 billion of pre-1995 servicing rights and recorded a net pre-tax gain of $32.8 million. The prices received for sales in 1996 may not necessarily reflect the value of the remaining pre-1995 portfolio, due to differences in portfolio characteristics (i.e., servicing fees, age, coupon rates) and changes in market conditions. At December 31, 1996, the net balance sheet carrying value (the total OMSR, Purchased Servicing and Excess Servicing Assets) and the principal balance of the servicing portfolio originated pre-1995 and post-1995 were as shown in the adjacent table: Management continually evaluates the Company's investment in retained servicing rights and periodically makes decisions to sell servicing rights after considering the following criteria: cash requirements, market value for servicing rights compared with their economic value to the Company, exposure to prepayment risk, and earnings impact. To the extent the Company elects to sell pre-1995 servicing rights, virtually all of the net proceeds from such sales are recognized as one-time gains from the sale of servicing due to the minimal book value of these servicing rights. Of the approximately $5.8 billion of pre-1995 servicing remaining at December 31, 1996, the Company estimates that it may be economically advantageous (i.e., where market value equals or exceeds the economic value to the Company) to sell approximately $2.5 billion as part of its future servicing sales. The Company's results of operations have historically been and will continue to be impacted by the amount and timing of sales of pre-1995 servicing rights. Historically, when interest rates decline, the incremental value created by the Company's production organization from higher refinance originations has more than offset the loss in value to its servicing portfolio resulting from higher prepayments. Accordingly, the Company does not presently hold any financial prepayment hedges, but it has relied on its ability to originate new servicing as a macro-hedge. Under FAS No. 122, however, if rates were to decline, the timing of additional production revenues and any servicing impairment charge might not occur in the same period for financial statement purposes. The Company could be required to recognize a servicing impairment charge in one reporting period, while the incremental production revenues could be generated over several periods.

                                                               TOTAL AT
                                       PRE-1995    POST-1995   12/31/96
-----------------------------------------------------------------------
Balance sheet carrying value           $1,338      $132,440    $133,778
(In thousands)
Servicing portfolio principal          $5,757      $  7,536    $ 13,293
balance (In millions)
-----------------------------------------------------------------------
Carrying Value Percentage                0.03%         1.76%       1.01%

RESULTS OF OPERATIONS
Year ended December 31, 1996, compared with the year ended December 31, 1995.

SUMMARY - Net income in 1996 was $33.0 million, compared with $40.5 million for 1995. The decrease in net income was attributable to a combination of factors. The Company's direct origination income (origination fees and OMSR gains less origination expenses) increased as a result of the 26% rise in origination volume. This increase was more than offset by lower servicing sale gains, lower hedging gains and higher amortization and impairment of OMSRs.

REVENUES - Revenues for 1996 were $306.8 million, a $32.0 million or 12% increase, compared with 1995 revenue of $274.8 million.
Loan administration fees were $45.3 million in 1996, an 8% increase, compared with $41.8 million in 1995. Loan administration fees rose, despite a 2% decline in the average size of the Company's servicing portfolio, due to an increase in the Company's weighted average service fee and a reduction in excess servicing fee amortization, which is netted against servicing revenues. Loan origination fees were $84.6 million in 1996, a 22% increase, compared with $69.3 million in 1995. This increase reflects the higher origination level, partially offset by a decrease in the average origination fees collected on each loan as a result of a slightly higher percentage of wholesale and telemarketing originations. In 1996, the Company's wholesale and telemarketing originations represented 63% of total production as opposed to 60% in 1995. The gain on sales of loans was $101.2 million in 1996, compared with $81.7 million in 1995. The gain from sales of loans is impacted by hedging activities, pricing subsidies and gains recorded due to the allocation of a portion of the cost of the loan to OMSR under FAS No.
122. (See adjacent table.)

 (In thousands)                           1996                1995
-----------------------------------------------------------------------
Hedging gains                          $  6,631             $ 14,289
Pricing subsidies                       (33,471)             (23,697)
FAS No. 122 impact                      127,993               91,060
-----------------------------------------------------------------------
                                       $101,153             $ 81,652
-----------------------------------------------------------------------

Hedging gains were $6.6 million, or 7 basis points on loans originated in 1996, compared with $14.3 million, or 19 basis points, in 1995. The Company's hedging results were negatively impacted by the upward turn in interest rates and increased bond market volatility experienced during the first three quarters of this year. Hedging gains for this period averaged 1 basis point on loans originated compared with 25 basis points on loans originated during the fourth quarter of 1996. Pricing subsidies increased to $33.5 million during 1996, with the average subsidy on loans produced at 35 basis points, compared with $23.7 million, or 32 basis points, during 1995. This increase reflects the continued price competition for mortgage loans, particularly loans sourced through wholesale brokers. FAS No. 122 related gains were $128.0 million in 1996, an increase of 41%, compared with $91.1 million during 1995. This increase is related to a 36% increase in loans sold during 1996, compared with 1995, that were originated after the implementation of FAS No. 122 and a higher OMSR capitalization rate, resulting from changes in product mix and market values. Interest income, net of warehouse interest expense, increased to $28.7 million for 1996, compared with $27.5 million for 1995. This 4% increase in net interest income was due to an increase in the average balance of loans held for sale, an increase in the interest rate spread earned, and an increase in compensating balance credits used to reduce warehouse borrowing costs. These increases were partially offset by a reduction in corporate cash used to fund the warehouse (see "Liquidity and Capital Resources").

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

EXPENSES - Expenses for 1996 were $251.8 million, a 19% increase compared with $211.1 million in 1995. Personnel costs were $150.1 million, a 23% increase, compared with $122.0 million in 1995, caused primarily by a 26% growth rate in loan origination volume. Personnel costs were also impacted by hiring additional loan officers in connection with the Company's retail sales initiative. Other operating costs increased 15% to $73.5 million for 1996 from $64.1 million in 1995. These expense increases were primarily attributable to the 26% increase in origination volume and the higher startup and operating costs associated with new branches and satellite locations. Interest expense decreased to $9.4 million in 1996, compared with $9.8 million in 1995. This decrease was the result of the decline in interest expense on the medium-term notes (MTNs), due to a lower average balance of MTNs outstanding in 1996. Amortization and impairment of loan servicing increased to $10.5 million during 1996, compared with $7.3 million during 1995. The primary causes for this increase were the size of the OMSR assets on the balance sheet, which caused higher amortization expense, partially offset by a lower impairment charge in 1996.

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

Hedging gains increased by $7.6 million as a result of periods of declining interest rates and lower interest rate volatility, both of which existed during most of 1995. Adjacent is a summary of marketing results for 1995 and 1994:

 (In thousands)                        1995               1994
------------------------------------------------------------------------
Hedging gains                      $ 14,289          $   6,640
Pricing subsidies                   (23,697)           (21,591)
FAS No. 122 impact                   91,060                 --
------------------------------------------------------------------------
                                   $ 81,652          $ (14,951)
------------------------------------------------------------------------

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

INFLATION
The Company is affected by inflation primarily through its impact on interest rates. During periods of rising inflation, interest rates generally tend to increase, causing decline in loan origination volumes, particularly loan refinancing activity. During periods of rising interest rates, prepayment rates tend to slow, extending the average life of the Company's servicing portfolio and generally enhancing its value. During periods of reduced inflation, interest rates generally tend to decline, resulting in increased loan origination volume and loan refinancing activity, affecting the Company's servicing portfolio in the opposite manner.

LIQUIDITY AND CAPITAL RESOURCES
The Company's cash flow requirements primarily depend on both the level and cost of its loan originations, the level of its servicing sales and the cash flow generated by, or required by its other operating activities. Additionally, the Company may use or provide cash through its investing and other financing activities.

LIQUIDITY SOURCES - The Company's loan originations are primarily financed through warehouse borrowings, commercial paper borrowings, and with corporate funds. This financing requirement begins at the time of loan closing and extends for an average of approximately 30 days until the loan is sold into the secondary market. On January 23, 1996, the Company entered into a new warehouse line of credit facility which will expire on January 23, 1999. The outstanding commitment under this facility was $1.0 billion at December 31, 1996. The Company's management expects, although there can be no assurance, that this facility will continue to be available in the future. The Company also has a commercial paper borrowing program. Borrowings under this $500 million program replace, at a reduced interest rate, borrowings under the Company's warehouse line of credit. The warehouse line of credit acts as the liquidity backup facility for the commercial paper borrowings. At times, the Company will accelerate the sale of its mortgage loan inventory through the use of "gestation" facilities provided by an investment bank and the Federal National Mortgage Association. The Company's corporate funds are generally invested in its inventory of mortgage loans held for sale. The level of funds available to support its inventory decreased from 1995 to 1996 because of the cash used for the investing and other financial activities detailed below. In October 1993, the Company implemented a $250 million MTN program. Since 1993, $126 million in MTNs have been issued and $76 million remain outstanding at December 31, 1996.

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

DIVIDENDS - The Company has paid quarterly common stock dividends since the initial public offering on July 15, 1992. Dividend payments totaled $3.4 million in 1996 and $3.6 million in 1995. In February 1997, the Company's board of directors approved a common stock dividend of $.06 per share.

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

EXCESS SERVICING FEES - During 1996 and 1995, the Company created $37.9 million and $49.1 million of excess servicing fees during loan sales transactions. In general, the Company creates excess servicing fees when the secondary market price offered for that servicing asset is lower than the economic value or the amount the Company could receive by accumulating the asset and selling it as part of a bulk sale at a later date. During the Company's holding period of the Excess Servicing Fee asset, the Company is at risk that the asset will decline in value and a write down will be required, primarily due to faster prepayment speeds. The carrying amount of excess servicing rights was $25.5 million and $20.6 million at December 31, 1996 and December 31, 1995, respectively.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
North American Mortgage Company(R)

We have audited the accompanying consolidated balance sheets of North American Mortgage Company(R) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of North American Mortgage Company(R)'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In 1995, North American Mortgage Company(R) adopted Financial Accounting Standards Board Statement No. 122, "Accounting for Mortgage Servicing Rights." These changes are discussed in Note D of the Notes to the Consolidated Financial Statements.

[s/ERNST & YOUNG LLP]


San Francisco, California
January 31, 1997

CONSOLIDATED BALANCE SHEETS

DECEMBER 31                                      1996             1995
-----------------------------------------------------------------------
DOLLARS IN THOUSANDS
ASSETS
     Cash and cash equivalents                $ 22,005         $ 12,273
     Advances and other receivables             85,299           76,628
     Real estate loans held for sale to
        investors
        net of unearned discounts              554,415          526,913
     Originated loan servicing - Note D        107,679           56,353
     Excess servicing fees - Note D             25,540           20,559
     Purchased loan servicing - Note D             559            1,163
     Other intangible assets - Note D            9,391            6,438
     Property and equipment - Note E            38,541           36,339
     Other assets                               10,228            9,702
------------------------------------------------------------------------
                                              $853,657         $746,368
========================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
     LIABILITIES
        Warehouse line of credit - Note C     $158,584         $146,833
        Notes payable - Note C                  75,724           74,801
        Commercial paper - Note C              340,115          279,221
        Subordinated debt - Note C              10,070           10,070
        Accounts payable and other
         liabilities                            65,763           42,299
------------------------------------------------------------------------
                                               650,256          553,224
========================================================================
COMMITMENTS AND CONTINGENCIES -
     Notes I, J, K, and N
     STOCKHOLDERS' EQUITY - Note G
        Convertible preferred stock (1,000,000
         shares authorized,
        748,179 shares issued and outstanding)     --                --
        Common stock (50,000,000 shares
         authorized, 16,394,544 and
         16,394,543 shares issued at
         December 31, 1996 and 1995,
         respectively)                            164               163
        Additional paid-in capital            112,492           110,250
        Retained earnings                     131,435           101,909
        Treasury stock (2,322,916 and
         1,140,516 shares at
         December 31, 1996 and 1995,
         respectively)                        (40,690)          (19,178)
                                              203,401           193,144
------------------------------------------------------------------------
                                             $853,657          $746,368
========================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31                               1996              1995             1994
Amounts in thousands, except per share data
INCOME
   Loan administration fees, net
   of excess servicing fee amortization             $ 45,280          $ 41,830        $ 50,574
   Loan origination fees                              84,605            69,282          75,140
   Gain (loss) from sales of loans                   101,153            81,652         (14,951)
   Interest income, net of warehouse
   interest expense of
   $20,428, $11,588 and $11,166 for 1996,
   1995 and 1994, respectively - Note C               28,680            27,534          29,491
   Gain from sales of servicing - Note J              37,634            46,037         120,739
   Other                                               9,441             8,445           7,172
----------------------------------------------------------------------------------------------
                                                     306,793           274,780         268,165
EXPENSES
   Personnel                                         150,076           122,033         147,941
   Other operating expenses                           73,487            64,142          81,121
   Interest expense                                    9,430             9,828          10,812
   Downsizing expenses - Note M                           --                --           8,470
   Depreciation and amortization of
   property and equipment                              7,852             7,306           7,207
   Amortization and impairment of
   loan servicing                                     10,462             7,310             965
   Amortization of other intangibles                     504               444             412
----------------------------------------------------------------------------------------------
                                                     251,811           211,063         256,928
==============================================================================================

   Income before income taxes                         54,982            63,717          11,237
   Income tax expense - Note H                        22,029            23,262           3,055
----------------------------------------------------------------------------------------------
   NET INCOME                                       $ 32,953          $ 40,455        $  8,182
==============================================================================================

Net income per share                                $   2.30          $   2.69        $    .53
----------------------------------------------------------------------------------------------
Weighted average shares outstanding                   14,317            15,039          15,480
----------------------------------------------------------------------------------------------
DIVIDENDS PER SHARE                                 $    .24            $  .24        $    .24
==============================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                            COMMON        ADD.                                     TOTAL
                                                COMMON       STOCK     PAID-IN         RETAINED       TREASURY    STCKHLDRS
                                         STOCK SHARES       AMOUNT     CAPITAL         EARNINGS        STOCK      EQUITY
--------------------------------------------------------------------------------------------------------------------------


Balance at December 31, 1993                 15,848        $158      $104,620       $ 60,602                       $165,380
   Net income                                                                          8,182                          8,182
   Dividends                                                                          (3,716)                        (3,716)
   Stock issuances under option plan             82           1         1,324                                         1,325
   Stock issuances under Employee
        Stock Purchase Plan                      89           1         1,111                                         1,112
   Purchases of Treasury Stock                                                                    $(19,178)         (19,178)
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                 16,019         160       107,055         65,068       (19,178)         153,105

   Net income                                                                         40,455                         40,455
   Dividends                                                                          (3,614)                        (3,614)
   Stock issuances under option plan           144            2         2,002                                         2,004
   Stock issuances under Employee
        Stock Purchase Plan                     95            1         1,193                                         1,194
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                16,258          163       110,250        101,909       (19,178)         193,144

   Net income                                                                         32,953                         32,953
   Dividends                                                                          (3,427)                        (3,427)
   Stock issuances under option plan            39                       599                                            599
   Stock issuances under Employee
        Stock Purchase Plan                     98            1         1,643                                         1,644
   Purchases of Treasury Stock                                                                     (21,512)         (21,512)
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                16,395         $164      $112,492       $131,435      $(40,690)        $203,401
============================================================================================================================
See accompanying notes to consolidated financial statements.

32

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31                              1996          1995          1994
---------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS

OPERATING ACTIVITIES
   Net income                                      $32,953      $ 40,455       $ 8,182
   Adjustments to reconcile net
   income to net cash
   provided by (used in) operating activities
   Depreciation and amortization                    21,441        19,738         9,214
   Capitalized excess servicing fee income         (37,937)      (49,110)       (5,407)
   Gain on sales of servicing rights               (37,634)      (46,037)     (120,739)
   Cash proceeds from sales of servicing
      rights                                       135,126       111,850       122,244
   Decrease (increase) in real estate
      loans held for sale,
   net of unearned discounts                       (27,502)       15,090       952,641
   Decrease (increase) in advances and
      other receivables                             (8,671)      (19,887)        3,397
   Increase (decrease) in accounts payable
      and other liabilities                         23,464        17,440       (19,049)
   Decrease (increase) in other assets                (527)       (1,720)        3,571
---------------------------------------------------------------------------------------
   NET CASH PROVIDED BY OPERATING
      ACTIVITIES                                   100,713        87,819       954,054

INVESTING ACTIVITIES
   Acquisition of assets of branches
      and insurance operations
   acquired including purchase
      accounting adjustments                        (3,551)        (143)          (913)
   Purchase of servicing rights                         --          (80)          (131)
   Acquisition of originated
      servicing rights                            (128,343)     (97,751)             --
   Purchase of property and equipment               (9,959)      (3,608)        (11,058)
   Retirement of property and equipment                 --          892              --
---------------------------------------------------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES          (141,853)    (100,690)        (12,102)

FINANCING ACTIVITIES
   Issuance of notes payable                        25,844           --              --
   Principal payments on long-term debt            (24,921)     (35,478)         (1,511)
   Net increase (decrease) in
      warehouse line of credit
   and commercial paper                             72,645      (41,007)       (829,634)
   Dividends                                        (3,427)      (3,614)         (3,716)
   Purchases of Treasury Stock                    (21,512)           --         (19,178)
   Stock issuance under Employee
      Stock Purchase Plan
   and Stock Option Plan                             2,243        3,198           2,437
----------------------------------------------------------------------------------------
   NET CASH PROVIDED BY (USED IN)
      FINANCING ACTIVITIES                          50,872      (76,901)       (851,602)
----------------------------------------------------------------------------------------
   INCREASE (DECREASE) IN CASH AND
      CASH EQUIVALENTS                               9,732      (89,772)         90,350
---------------------------------------------------------------------------------------
   Cash and cash equivalents at beginning
      of year                                       12,273      102,045          11,695
---------------------------------------------------------------------------------------
   CASH AND CASH EQUIVALENTS AT END OF YEAR        $22,005     $ 12,273        $102,045
=======================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------
ORGANIZATION The accompanying Consolidated Financial Statements include the accounts of North American Mortgage Company(R); North American Mortgage Insurance Services; Sonoma Conveyancing Corporation; Fairfield Financial Holdings Inc.; IC Capital Co., Inc.; Vintage Reinsurance Company; and IMCO Capital Co., Inc.

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

INCOME TAXES The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company has provided disclosures related to income taxes (see Note H). The Company and its subsidiaries file separate United States federal income tax returns and separate or combined returns for certain states, including California. State and local income tax returns are filed according to the taxable activities of the Company. The liability method of accounting is used for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, as well as for the operating losses and tax credit carry-forwards, using enacted tax laws and rates. Deferred tax expense represents the net change in the deferred tax asset or liability balance during the year. This amount, together with income taxes currently payable or refundable for the current year, represents the total income tax expense for the year.

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

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARD In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125). As amended, SFAS No. 125, applies to securities lending, repurchase agreements, dollar rolls, and other similar secured financing transactions occurring after December 31, 1997, and to all other transfers and servicing of financial assets occurring after December 31, 1996. FAS 125 will result in the recording of

Originated Mortgage Servicing Rights (OMSR) on the date of the sale of a mortgage loan as opposed to the current practice of recording OMSRs on the date that loans are originated. Additionally, under FAS 125, excess servicing fees will be combined with OMSR for balance sheet presentation as well as for transactions beginning in the first quarter of 1997. Based on current circumstances, the Company believes that the application of the new rules will not have a material impact on the financial statements.

NOTE B - NATURE OF OPERATIONS
--------------------------------------------------------------------------------
The Company is engaged primarily in the mortgage banking business and accordingly, originates, acquires, sells and services mortgage loans which are principally first-lien mortgage loans secured by single (one to four) family residences. The Company also sells the servicing rights associated with a portion of such loans. The Company sells the majority of the conventional mortgage loans it originates under purchase and guarantee programs sponsored by the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). The Company's loans insured by the Federal Housing Administration ("FHA") or partially guaranteed by the Veterans Administration ("VA") or Farmers Home Administration are pooled to form Government National Mortgage Association ("GNMA") securities. The Company sells FHLMC, FNMA and GNMA securities to investment banking firms that are primary dealers in government securities. Loans not conforming to requirements of such agencies are sold to private institutional investors. The principal sources of revenue from the Company's business are (i) loan administration fees, (ii) loan origination fees, (iii) gain from sales of loans, (iv) net interest earned on mortgage loans during the period that they are held by the Company pending sale and (v) gain from sales of servicing.

NOTE C - BORROWING ARRANGEMENTS
-------------------------------------------------------------------------------------------------------------------
Borrowing arrangements consist of the following:
December 31                                                                             1996               1995
-------------------------------------------------------------------------------------------------------------------
Dollars in thousands

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

Unsecured notes payable to insurance companies and accrued interest,  due August
1999,  subordinated  to the  warehouse  line of credit,  interest  at 10 percent payable or capitalized at the Company's option semi-annually, principal
and accrued interest due upon maturity.                                                  $10,070           $10,070

36

The Company has a warehouse line of credit with banks to fund its mortgage loan activity. The line bears interest at various interest rates. The weighted average cost of funds to fund the Company's mortgage loan activity in 1996, 1995, and 1994 was 5.99 percent, 6.68 percent and 5.62 percent, respectively. Under various agreements, interest expense is reduced as a result of holding escrows and custodial funds at non-affiliated banks. Borrowing costs were reduced by $10.9 million, $9.9 million and $10.7 million during 1996, 1995, and 1994 respectively, for the use of such compensating balances. Compensating balances averaged $217.3 million and $209.5 million for the years ended December 31, 1996 and 1995, respectively, and were comprised of corporate and custodial accounts. The Company must comply with certain covenants provided in its warehouse loan agreement, including requirements relating to net worth, working capital and leverage. In addition, the Company is limited to $35 million as the aggregate amount it may disburse for cash dividends and stock repurchases in any four consecutive quarters. At any time that the Company is not in compliance with certain covenants to its loan agreement, the Company cannot declare or pay any non-stock dividends. At December 31, 1996, and December 31, 1995, the Company was in compliance with the aforementioned loan covenants. Aggregate maturities of borrowing arrangements excluding discounts, at December 31, 1996, are as shown in the chart.

Years Ended December 31
--------------------------------------------------------------------------------
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

NOTE D - ORIGINATED LOAN SERVICING, PURCHASED LOAN SERVICING,
EXCESS SERVICING FEES AND OTHER INTANGIBLE ASSETS
--------------------------------------------------------------------------------
The Company elected to adopt FAS No. 122, "Accounting for Mortgage Servicing Rights" for its financial statement reporting beginning January 1, 1995. FAS No. 122 prohibits retroactive application prior to that date. FAS No. 122 requires that mortgage servicing rights be capitalized when acquired either through purchase or origination for mortgage loans that will be subsequently sold or securitized with the servicing rights retained. The amount of the mortgage servicing right capitalized is based on its fair value relative to the loan as a whole. To determine the fair value of servicing rights created, the Company used the market prices under comparable servicing sale contracts, when available, or alternatively used a valuation model that calculates the present value of future cash flows to determine the fair value of the servicing rights. In using this valuation method, the Company incorporated assumptions that market participants would use in estimating future net servicing income which included estimates of the cost of servicing per loan, the discount rate, float value, an inflation rate, ancillary income per loan, prepayment speeds and default rates. In determining servicing value impairment, the post-implementation originated servicing portfolio was disaggregated into its predominant risk characteristics. The Company has determined those risk characteristics to be prepayment and foreclosure risks. The Company has disaggregated the portfolio by loan type, investor type and interest rate to reflect those risk characteristics. To determine the fair value for impairment measurement purposes, the Company used the market prices under comparable servicing sale contracts, when available, or alternatively used a valuation model to determine the fair value of the servicing rights.

The fair value of post-implementation Originated Loan Servicing was $109.5 million and $56.4 million at December 31, 1996 and 1995, respectively. Originated loan servicing and the related valuation allowance activity for 1996 and 1995 were as follows:

In thousands                              1996                                      1995
----------------------------------------------------------------------------------------------------------------------
                                          Originated           Valuation            Originated           Valuation
                                          Loan Servicing,      Allowance,           Loan Servicing,      Allowance,
                                          Net of               Originated           Net of               Originated
                                          Amortization         Servicing            Amortization         Servicing
Balance at beginning of year               $ 58,905            $(2,552)           $     --              $     --
Additions                                   128,343                 --              97,751                    --
Scheduled amortization                       (8,321)                --              (3,067)                   --
Impairment additions charged to
   operations                                    --             (3,589)                 --                (3,517)
Impairment reductions credited to
   operations                                    --              2,052                  --                    --
Basis on servicing sales                    (67,159)                --             (35,779)                  965
------------------------------------------------------------------------------------------------------------------
                                           $111,768            $(4,089)            $58,905               $(2,552)

===================================================================================================================

Purchased  loan  servicing  and  excess   servicing  fees,  net  of  accumulated
amortization were as follows:

                                             Purchased Loan Servicing,              Excess Servicing Fees,
                                             Net of Amortization                    Net of Amortization
In thousands                                 1996         1995          1994         1996          1995          1994
-----------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                 $1,163      $1,933        $2,907       $20,559       $ 7,001     $ 3,588
Additions                                        --          80           131        37,937        49,110       5,407
Scheduled amortization                         (604)       (725)         (964)       (2,498)       (1,878)       (630)
Amortization resulting from higher
   than anticipated prepayments                  --          --           --           (125)       (2,800)         --
Basis on servicing sales                         --        (125)         (141)      (30,333)      (30,874)     (1,364)
-----------------------------------------------------------------------------------------------------------------------
Balance at end of year                       $  559      $1,163        $1,933       $25,540       $20,559      $7,001
=======================================================================================================================

Other intangible assets consist of the following:

December 31                                            1996              1995
--------------------------------------------------------------------------------
In thousands
Goodwill                                              $7,479            $7,412
Book of insurance business                             3,354                55
Organization costs                                     1,731             1,641
Trademark                                                349               349
--------------------------------------------------------------------------------
                                                      12,913             9,457
Accumulated amortization                              (3,522)           (3,019)
--------------------------------------------------------------------------------
                                                      $9,391            $6,438
================================================================================

NOTE E - PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------
Property and equipment consists of the following:

December 31                                    1996              1995
--------------------------------------------------------------------------------
In thousands
Land                                         $ 3,900          $ 3,900
Building                                      17,230           17,163
Furniture and equipment                       49,674           40,567
Leasehold improvements                         2,191            1,500
--------------------------------------------------------------------------------
                                              72,995           63,130
Accumulated depreciation
   and amortization                          (34,454)         (26,791)
--------------------------------------------------------------------------------
                                             $38,541          $36,339
================================================================================

NOTE F - RETIREMENT AND 401(K) SAVINGS PLAN AND SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
--------------------------------------------------------------------------------
The Company has a defined contribution Retirement Plan and 401(k) Savings Plan which covers substantially all employees. The Company's contributions to the Retirement Plan are equal to 4% of the participants' compensation and were $1.8 million, $2.0 million, and $1.9 million in 1996, 1995, and 1994, respectively. The Company began contributions to the 401(k) Savings Plan in 1996 equal to 50% of the participants' contributions not to exceed the lessor of 1 1/2% of the participants' basic compensation or the maximum amount permissible under the plan. Company contributions for the 401(k) Savings Plan were $0.9 million in 1996. The Retirement Plan contains a vesting schedule graduated from three to seven years of service, and the 401(k) Savings Plan contains a vesting schedule graduated from one to four years of service. The Company has a Supplemental Executive Retirement Plan, which covers certain members of management. The plan benefits accrue as a percentage of the portion of each participant's annual salary and bonuses in excess of the amount included in the retirement plan covering all employees. The cost of the Plan was $87,000, $69,000, and $30,000 in 1996, 1995 and 1994, respectively. The plan is an unfunded plan.

NOTE G - PREFERRED STOCK, STOCK PLANS AND STOCK RIGHTS PLAN
--------------------------------------------------------------------------------
The Board of Directors of the Company is authorized, without further action of stockholders of the Company, to issue up to 20,000,000 shares of Preferred Stock in one or more classes or series and to fix the number of shares constituting such series, the designations, relative rights, preferences and limitations relating to shares of any such series. The Company's Board of Directors has authorized the issuance of a series of Preferred Stock consisting of 1,000,000 shares of Series A Convertible Preferred Stock par value $0.01 per share, with a dividend rate of $0.20 per annum and for which unpaid dividends are cumulative. Unpaid cumulative dividends were $667,000 and $517,000 at December 31, 1996 and December 31, 1995, respectively. The Company has the option to convert each share of Convertible Preferred Stock into one share of Common Stock. At December 31, 1996 and 1995, 748,179 shares of Series A Convertible Preferred Stock were outstanding, all of which are held by Fairfield Financial Holdings, Inc., a wholly-owned subsidiary.

During 1992, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock. The Rights are not currently exercisable and are attached to all outstanding shares of Common Stock. The Rights will generally separate from the Common Stock and be distributed to registered holders of the Common Stock upon
(1) acquisition of beneficial ownership by a person or persons of 15% or more of the Company's Common Stock, (2) a tender offer or exchange offer for 15% or more of the Company's Common Stock which is not approved by the board of directors of the Company, or (3) the declaration by the board that any person holding 10% or more of the Company's Common Stock is an "adverse person" (generally, an adverse person is a party seeking a financial gain by taking actions that are not in the interest of the remaining stockholders). Each Right gives the registered holder the right to purchase from the Company one one-hundredth of a share of Series A Cumulative Preferred Stock upon certain terms and subject to certain conditions. The Company has a stock option plan (the "Plan") that provides for the granting of non-qualified and qualified options to employees and directors. Options are generally granted at the average market price of the Company's common stock on the date of grant, vest over a three-year period of equal amounts each year and expire 10 years after the date of grant. Stock option transactions under the Plan were as follows:

                                                                  Weighted-Average
                                                     Options      Exercise Price        Options
                                                     1996         1996                  1995
---------------------------------------------------------------------------------------------------
Outstanding options at beginning
   of year                                         1,338,193      $18.18             1,323,379
      Options granted                                234,475      $25.63               236,822
      Options exercised                              (39,005)     $15.35              (143,915)
      Options expired or canceled                     (3,457)     $19.88               (78,093)
---------------------------------------------------------------------------------------------------
   Outstanding options at
      end of year                                  1,530,206      $19.39             1,338,193
---------------------------------------------------------------------------------------------------

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

The Company currently follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company intends to follow the provisions of APB 25 for future years. Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.5% and 7.4%; dividend yields of 1.5% and 1.5%; volatility factors of the expected market price of the Company's common stock of .50 and .50; and a weighted-average expected life of the options of 7 years. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income and earnings per share determined as if the Company had accounted for its employee stock options under Statement 123 follows (in thousands except for earnings per share information):

                                              1996                  1995
-------------------------------------------------------------------------
Pro forma net income                        $30,625               $39,310
Pro forma earnings per share                $  2.14               $  2.61

NOTE H - INCOME TAXES
--------------------------------------------------------------------------------
Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1995, are as follows:

Years Ended                                        1996             1995
--------------------------------------------------------------------------------
In thousands
Deferred tax liabilities
   Warehouse capitalized origination costs         $   533          $   875
   Depreciation                                      4,079            4,062
   Originated and excess servicing                  40,635           20,099
   Other                                               247              543
--------------------------------------------------------------------------------
Total deferred tax liabilities                     $45,494          $25,579
================================================================================
Deferred tax assets:
   Purchased servicing                               1,916            3,011
   Loss, foreclosure & other book reserves           2,080            2,295
   Accrued expenses                                    549              876
   Other                                               512              464
--------------------------------------------------------------------------------
Total deferred tax assets                          $ 5,057          $ 6,646
--------------------------------------------------------------------------------
Net deferred liability                             $40,437          $18,933
================================================================================

During 1996, net income of the Company was entirely from the U.S. Significant components of the provision for income taxes are as follows:

Years Ended                   1996            1995          1994
----------------------------------------------------------------------
In thousands
Current:
   Federal                 $   371        $ 3,845        $ 2,297
   State                       154            484            758
----------------------------------------------------------------------
Total Current                  525          4,329          3,055
----------------------------------------------------------------------
Deferred:
   Federal                 $17,133        $14,271              0
   State                     4,371          4,662              0
----------------------------------------------------------------------
Total Deferred              21,504         18,933              0
----------------------------------------------------------------------
                           $22,029        $23,262        $ 3,055
======================================================================

The reconciliation of income tax expense at the U.S. federal statutory tax rate to income tax expense calculated for financial reporting purposes is:

Years Ended                                           1996                  1995                  1994
-------------------------------------------------------------------------------------------------------------
In thousands                                                 %                     %                      %
Tax at U.S. statutory rate                    $19,244        35     $22,301        35      $3,933        35
State income taxes net of federal benefit       2,941         5       3,345         5         590         5
Change in valuation allowance                       0       ---      (2,519)       (4)     (1,971)      (17)
Other                                            (156)      ---         135         1         503         4
-------------------------------------------------------------------------------------------------------------
                                              $22,029        40     $23,262        37      $3,055        27
=============================================================================================================

Income taxes paid in 1996, 1995 and 1994 totaled $2.5 million, $7.7 million, and $7.5 million, respectively.

NOTE I - LEASES
--------------------------------------------------------------------------------
The Company occupies certain office space and rents equipment under various operating leases which expire at various dates through 2001. Future minimum payments consist of the following at December 31, 1996. Rental expense for the years ended December 31, 1996, 1995 and 1994, was $13.9 million, $14.6 million and $17.2 million, respectively.

Years Ended December 31
--------------------------------------------------------------------------------
In thousands
1997                                               $12,545
1998                                                 8,155
1999                                                 4,009
2000                                                 1,865
2001 and beyond                                        992
--------------------------------------------------------------------------------
Total                                              $27,566
================================================================================

NOTE J - MORTGAGE SERVICING PORTFOLIO AND RELATED OFF-BALANCE SHEET RISK AND INSURANCE COVERAGE
--------------------------------------------------------------------------------
The Company's origination and servicing activities are primarily concentrated within the states of California, Texas, Virginia, Arizona and Maryland. The Company's servicing portfolio is comprised of the following:

December 31                          1996                         1995                         1994
------------------------------------------------------------------------------------------------------------------------
                                     Number       Principal       Number       Principal       Number       Principal
                                     of           Balance         of           Balance         of           Balance
                                     Loans        Outstanding     Loans        Outstanding     Loans        Outstanding
GNMA FHA/VA                           29,772      $ 2,646          28,041      $ 2,488          21,611      $ 1,900
Conventional loans & other           107,043       10,647         115,276       11,621         130,236       12,936
Loans subserviced for others               3            --              3            --             41            3
-----------------------------------------------------------------------------------------------------------------------
                                     136,818      $13,293         143,320      $14,109         151,888      $14,839
=======================================================================================================================

The above amounts exclude servicing rights, which had been sold but were being subserviced by the Company prior to transfer, of $2,646 million, $2,146 million and $1,224 million as of December 31, 1996, 1995 and 1994, respectively. The Company is required to advance, from corporate funds, escrow and foreclosure costs for loans which it services. A portion of the advances is not recoverable for loans serviced for GNMA. In addition, VA insurance only protects the Company from losses for a set percentage of the initial loan amount or a set dollar amount. As of December 31, 1996 and 1995, a reserve for the unrecoverable advances and losses of approximately $852,000 and $798,000 has been established for GNMA loans in default. GNMA FHA/VA losses including GNMA VA no-bid losses for the years ended December 31, 1996, 1995 and 1994, were $1,444,000, $949,000 and $572,000, respectively. Upon foreclosure, a FHA/VA property is typically conveyed to HUD or VA. However, when it is in the VA's financial interest, they have the authority to deny conveyance of the foreclosed property to the VA ("VA no-bid"). The VA instead reimburses the Company based on a percentage of the loans' outstanding principal balance ("guarantee" amount). For GNMA VA no-bids, the foreclosed property is conveyed to the Company, and the Company then assumes the market risk of disposing of the property, GNMA VA no-bid losses were approximately $1,270,000 and $685,000 during 1996 and 1995, respectively. There were no significant GNMA VA no-bid losses for the year ended December 31, 1994. Prior to conveying title to HUD on FHA loans that have been foreclosed upon, the Company is required to return the property to an inhabitable condition. The cost of returning the property to an inhabitable condition is not recoverable from HUD. The related reserve for unrecoverable advances and losses on FHA/VA loans in default for potential no-bid losses as of December 31, 1996 and 1995 is included in the reserve for unrecoverable advances described above.

The Company has servicing agreements with certain investors which require the repurchase of real estate mortgages in the event of default by the primary and, if applicable, secondary obligors. The aggregate principal balances outstanding as of December 31, 1996 and 1995 relating to these agreements are approximately $8.2 million and $16.8 million, respectively. As of December 31, 1996, there have been no significant repurchases of loans under the terms of the servicing agreements. The Company has the ability to meet these funding requirements under normal business circumstances. At December 31, 1996 and 1995, the number of loans in the Company's servicing portfolio included loans collateralized by California properties of 37% and 45%, respectively, and loans collateralized by Texas properties of 12% and 14%, respectively. Loans from no other state exceed 5% of the number of loans in the portfolio of either year. The Company sold servicing rights for mortgages with outstanding principal balances of $8.2 billion, $6.7 billion and $9.9 billion during the years ended December 31, 1996, 1995 and 1994, respectively. These sales resulted in gains of $37.6 million, $46.0 million and $120.7 million. The Company has issued various representations and warranties associated with whole loan and bulk servicing sales. These representations and warranties may require the Company to repurchase defective loans as defined in the applicable servicing and sales agreements. At December 31, 1996 and 1995, the Company had reserved $4.5 million and $3.6 million, respectively, for potential losses resulting from these representations and warranties. Errors and omissions coverage was $23.5 million and fidelity bond insurance coverage under a mortgage banker's bond was $47.0 million at December 31, 1996 and 1995.

NOTE K - MORTGAGE LOAN PIPELINE, HEDGES AND RELATED OFF-BALANCE SHEET RISK
------------------------------------------------------------------------
The Company enters into financial instruments with off-balance sheet risk in the normal course of business through the origination and sale of mortgage loans and the management of the related loss exposure caused by fluctuations in interest rates. These financial instruments include commitments to extend credit (e.g., mortgage loan pipeline), mandatory and optional forward commitments, and other hedging instruments. The Company's pipeline of loans in process totaled approximately $2.1 billion and $2.4 billion as of December 31, 1996 and 1995, respectively. Until a rate commitment is extended by the Company to a borrower, there is no market risk to the Company. Loans in process for which interest rates were committed to the borrower totaled approximately $534.7 million and $509.9 million as of December 31, 1996 and 1995, respectively. For loans in process for which interest rates were committed to borrowers, the Company determines daily what portion of those loans to hedge. In making this determination, both the anticipated percentage of the pipeline that is expected to fund and the inherent risk position of the portfolio are considered. Mandatory and optional forward commitments are used by the Company to hedge its interest rate exposure during the period from when the Company extends an interest rate lock to a loan applicant until the time in which the loan is sold to an investor. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk is managed by the Company by entering into agreements only with Wall Street investment bankers with primary dealer status and with permanent investors meeting the credit standards of the Company. At any time the risk to the Company, in the event of default by the purchaser, is the difference between the contract price and current market value, which amount is a percentage of the outstanding commitments. To the extent that the counterparties are not able to fulfill the forward commitments, the Company is at risk to the extent that there are fluctuations in the market value of the mortgage loans and locked pipeline. Realized gains and losses on mandatory and optional delivery forward commitments are recognized in gain (loss) from sales of loans in the period settlement occurs. Unrealized gains and losses on mandatory and optional forward commitments are included in the lower of cost or market valuation adjustment to mortgage loans held for sale. At December 31, 1996 and 1995, the Company had mandatory and optional forward commitments aggregating $756.9 million and $589.1 million, respectively, which covered the market risk associated with the real estate loans held for sale to investors of $554 million and $527 million, respectively, and the pipeline loans for which interest rates were committed of $534.7 million and $509.9 million, respectively. The Company had adequate lines of credit at December 31, 1996 and 1995 to fund its projected loan closings from its mortgage loan pipeline. At December 31, 1996 and 1995, the Company had firm commitments outstanding to fund residential mortgages for various builders totaling $96.0 million and $38.0 million, respectively. These commitments expose the Company to market risk as the builder has the option to require the Company to fund loans to borrowers at precommitted interest rates. The Company hedges its optional builder commitments by investing in put and call options to sell and purchase Treasury bonds and notes and in over-the-counter put and call options to sell and purchase mortgage-backed securities. During 1996 and 1995, the Company did not have any significant open put or call options.

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
* Cash and cash equivalents, warehouse line of credit, purchase money notes and commercial paper: The carrying amounts of the assets and liabilities approximate fair value because of the short maturity of those instruments.
* Real estate loans held for sale (LHS) to investors and mandatory and optional delivery forward commitments used to hedge market-rate risk: Fair values of LHS and commitments are based on quoted market prices.
* Excess servicing fees: Fair values for excess servicing fee assets approximate the present values, based on market interest rates for similar instruments, of the difference between the normal and stated servicing fees over the estimated lives of the underlying mortgage loans. The estimated lives of the loans used by the Company are based on the median prepayment rates forecasted by several large brokerage firms.
* Notes payable and subordinated debt: The fair value is estimated using discounted cash flow analysis for similar types of borrowing arrangements to companies with similar credit standing.
* Loans in process for which interest rates were committed to the borrower (locked pipeline) and mandatory and optional-delivery forward commitments used to hedge market-rate risk: Fair values of the locked pipeline, allowing for estimated fallout based on historical experience and commitments, are based on quoted market prices.

The following table presents the carrying amounts and estimated fair values of certain of the Company's financial instruments at December 31, 1996 and 1995.

In millions                       1996                         1995
-------------------------------------------------------------------------------------------
                                  Carrying                     Carrying
                                  Amount        Fair Value     Amount            Fair Value
Financial assets:
   Real estate loans for
      sale to investors             $554.4        $557.5       $526.9            $532.3
   Locked Pipeline                     ---          (1.8)         ---               3.1
   Forward Delivery
      Commitments                      ---           5.4          ---              (2.2)
-------------------------------------------------------------------------------------------
   Net                               554.4         561.1        526.9             533.2
===========================================================================================
   Excess servicing fees              25.5          26.8         20.6              20.8
Financial liabilities:
   Notes payable                     (75.7)        (75.5)       (74.8)            (74.7)
   Subordinated debt                 (10.1)        (10.1)       (10.1)            (10.1)

The carrying amounts shown in the table are included in the balance sheet under the indicated captions.

NOTE M - DOWNSIZING EXPENSES
Beginning in the second quarter of 1994, the Company's loan production volumes began to decline significantly. The decline in volume was consistent with overall industry trends and was the result of a contracting origination market caused by sharp increases in interest rates. Lower origination volumes resulted in production over capacity within the mortgage banking industry. In addition, industry overcapacity intensified price competition reducing margins throughout the Company's branch origination network. During 1994, management developed a plan to downsize the Company's production capacity in order to adjust to the contracted loan origination market. Management first reduced headcount throughout its branches and at its corporate office in order to bring personnel costs in line with lower production levels. Approximately 1,100 employees were terminated during 1994 as a result of the downsizing efforts. Total severance expenses recognized for the year were $2.5 million.

December 31,                             1996         1995         1994
------------------------------------------------------------------------
Occupancy lease costs, net
   of recovery on subleases             $ 293       $ 907       $ 3,397
Fixed asset write-offs and
   equipment lease buyouts                160         236         1,438
Severance costs                            --          --            40
Other                                      81          89           302
   ---------------------------------------------------------------------
                                         $534      $1,232        $5,177
========================================================================

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

NOTE O - QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

1996 UNAUDITED
--------------------------------------------------------------------------------
Dollars in
thousands, except
per share data          First       Second      Third       Fourth      Total
Revenues                $68,562     $77,163     $76,836     $84,232     $306,793
Costs and expenses       56,128      62,698      61,961      71,024      251,811
Income before
   income taxes          12,434      14,465      14,875      13,208       54,982
Income tax expense        4,974       5,794       5,950       5,311       22,029
Net income              $ 7,460     $ 8,671     $ 8,925     $ 7,897     $ 32,953
================================================================================
Net income per share    $  0.50     $  0.61     $  0.64     $  0.57     $   2.30
================================================================================
Stock price per
   Common Share:
   High                  26.250      20.750      19.000      23.000
   Low                   19.750      15.750      15.000      18.625
--------------------------------------------------------------------------------
Dividends per
   Common Share          $ 0.06      $ 0.06      $ 0.06    $   0.06      $  0.24
================================================================================

1995 UNAUDITED
--------------------------------------------------------------------------------
Dollars in
thousands, except
per share data          First      Second      Third        Fourth      Total
Revenues                $53,736    $67,267     $74,579      $79,198     $274,780
Costs and expenses       45,039     51,325      55,029       59,670      211,063
Income before
   income taxes           8,697     15,942      19,550       19,528       63,717
Income tax expense        3,039      5,893       7,427        6,903       23,262
--------------------------------------------------------------------------------
Net income              $ 5,658    $10,049     $12,123     $ 12,625     $ 40,455
================================================================================
Net income per share    $  0.38    $  0.67     $  0.80      $  0.84     $   2.69
================================================================================
Stock price per
   Common Share:
   High                  18.125     25.875      26.000       25.375
   Low                   14.500     17.125      20.000       20.250
--------------------------------------------------------------------------------
Dividends per
   Common Share         $  0.06    $  0.06     $  0.06      $  0.06     $   0.24
================================================================================

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


STOCKHOLDER INQUIRIES

Communications concerning stock transfers, lost certificates, changes of address and dividend payments should be directed to the Transfer Agent (see above). The Company's Form 10-K as filed with the Securities and Exchange Commission will be provided without charge, but without exhibits. Requests should be addressed to:

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

49